                   International Bank for Reconstruction and
                                 Development





                                    [LOGO]





                         Quarterly Financial Statements
                                December 31, 1997
                                   (Unaudited)

                    International Bank for Reconstruction and
                                     Development

                                                   IBRD Financial Statements 3
-------------------------------------------------------------------------------
Table of Contents
December 31, 1997
-------------------------------------------------------------------------------


Balance Sheet .....................................................  4

Statement of Income ...............................................  6

Statement of Changes in Retained Earnings .........................  7

Statement of Changes in Cumulative Translation Adjustment .........  7

Statement of Cash Flows ...........................................  8

Summary Statement of Loans ........................................ 10

Statement of Subscriptions to Capital Stock and Voting Power ...... 13

Notes to Financial Statements ..................................... 17

Review Report of Independent Accountants .......................... 49



4 IBRD Financial Statements
-------------------------------------------------------------------------------

Balance Sheet
Expressed in millions of U.S. dollars
-------------------------------------------------------------------------------

                                                                                           December 31, 1997    June 30, 1997
                                                                                              (Unaudited)
                                                                                           ----------------     -------------
Assets
DUE FROM BANKS
   Unrestricted currencies................................................................       $     49          $     26
   Currencies subject to restrictions-Note A..............................................            613               615
                                                                                                 --------          --------
                                                                                                      662               641
                                                                                                 --------          --------
INVESTMENTS-Notes B and E
   Trading................................................................................         17,479            17,229
   Held-to-maturity.......................................................................          1,267             1,279
                                                                                                 --------          --------
                                                                                                   18,746            18,508
                                                                                                 --------          --------
SECURITIES PURCHASED UNDER RESALE AGREEMENTS-Trading-Note B...............................            162                97
NONNEGOTIABLE, NONINTEREST-BEARING DEMAND OBLIGATIONS ON ACCOUNT OF SUBSCRIBED CAPITAL ...          2,142             1,902
AMOUNTS RECEIVABLE FROM CURRENCY SWAPS-Notes B, D and E
   Investments-Trading....................................................................          9,648             4,571
   Borrowings.............................................................................         41,642            29,031
                                                                                                 --------          --------
                                                                                                   51,290            33,602
                                                                                                 --------          --------
AMOUNTS RECEIVABLE TO MAINTAIN VALUE OF CURRENCY HOLDINGS.................................            308               574
OTHER RECEIVABLES
   Amounts receivable from investment securities traded...................................             36                29
   Accrued income on loans................................................................          1,844             1,932
   Accrued interest on investments........................................................            157               143
                                                                                                 --------          --------
                                                                                                    2,037             2,104
                                                                                                 --------          --------
LOANS OUTSTANDING (see Summary Statement of Loans, Notes C and E)
   Total loans............................................................................        154,960           157,381
   Less undisbursed balance...............................................................         48,105            51,576
                                                                                                 --------          --------
      Loans outstanding...................................................................        106,855           105,805
   Less accumulated provision for loan losses.............................................          3,250             3,210
                                                                                                 --------          --------
      Loans outstanding net of accumulated provision......................................        103,605           102,595
                                                                                                 --------          --------
OTHER ASSETS
   Unamortized issuance costs of borrowings...............................................            547               492
   Miscellaneous-Notes I and J............................................................          1,591             1,430
                                                                                                 --------          --------
                                                                                                    2,138             1,922
                                                                                                 --------          --------
Total assets..............................................................................       $181,090          $161,945
                                                                                                 --------          --------
                                                                                                 --------          --------


                                                    IBRD Financial Statements 5
-------------------------------------------------------------------------------

Balance Sheet
Expressed in millions of U.S. dollars
-------------------------------------------------------------------------------


Liabilities
BORROWINGS-Notes D and E
   Short-term.............................................................................      $  13,670         $   7,648
   Medium- and long-term..................................................................         84,646            89,031
                                                                                                ---------         ---------
                                                                                                   98,316            96,679
                                                                                                ---------         ---------

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND PAYABLE FOR CASH COLLATERAL
   RECEIVED-Trading-Note B................................................................            590               294
AMOUNTS PAYABLE FOR CURRENCY SWAPS-Notes B, D and E
   Investments-Trading....................................................................          9,406             4,694
   Borrowings.............................................................................         43,038            29,687
                                                                                                ---------         ---------
                                                                                                   52,444            34,381
                                                                                                ---------         ---------
AMOUNTS PAYABLE TO MAINTAIN VALUE OF CURRENCY HOLDINGS....................................              4                 4
OTHER LIABILITIES
   Amounts payable for investment securities purchased....................................            132               135
   Accrued charges on borrowings..........................................................          2,248             2,167
   Payable for Board of Governors-approved transfers-Note F...............................            150               201
   Accounts payable and miscellaneous liabilities.........................................            942               856
                                                                                                ---------         ---------
                                                                                                    3,472             3,359
                                                                                                ---------         ---------
Total liabilities                                                                                 154,826           134,717
                                                                                                ---------         ---------

Equity
CAPITAL STOCK (see Statement of Subscriptions to Capital Stock and Voting Power, Note A)
   Authorized capital (1,558,478 shares-December 31, 1997 and June 30, 1997)
      Subscribed capital (1,545,457 shares-December 31, 1997; 1,512,211 shares-June 30,
        1997).............................................................................        186,436           182,426
      Less uncalled portion of subscriptions                                                      175,148           171,378
                                                                                                ---------         ---------
                                                                                                   11,288            11,048
DEFERRED AMOUNTS TO MAINTAIN VALUE OF CURRENCY HOLDINGS...................................           (504)             (106)

PAYMENTS ON ACCOUNT OF PENDING SUBSCRIPTIONS-Note A.......................................              7                 7
RETAINED EARNINGS (see Statement of Changes in Retained Earnings, Note F).................         16,089            16,194
CUMULATIVE TRANSLATION ADJUSTMENT (see Statement of Changes in Cumulative Translation
   Adjustment)............................................................................           (616)               85
                                                                                                ---------         ---------
Total equity                                                                                       26,264            27,228
                                                                                                ---------         ---------
Total liabilities and equity                                                                    $ 181,090         $ 161,945
                                                                                                ---------         ---------
                                                                                                ---------         ---------

   The Notes to Financial Statements are an integral part of these Statements.

6 IBRD Financial Statements
-------------------------------------------------------------------------------

Statement of Income
Expressed in millions of U.S. dollars
-------------------------------------------------------------------------------


                                                                              THREE MONTHS ENDED    SIX MONTHS ENDED
                                                                                 DECEMBER 31           DECEMBER 31
                                                                                 (UNAUDITED)           (UNAUDITED)
                                                                             --------------------  --------------------
                                                                               1997       1996       1997       1996
                                                                             ---------  ---------  ---------  ---------
INCOME
 Income from loans--Note C
  Interest.................................................................  $   1,652  $   1,851  $   3,319  $   3,741
  Commitment charges.......................................................         28         29         55         58
 Income from investments--Note B
  Trading
   Interest................................................................        264        170        520        327
   Net gains/(losses)
    Realized...............................................................          2          5         (2)        48
    Unrealized.............................................................         (3)        --         --        (36)
  Held-to-maturity
    Interest...............................................................         43         26         83         51
 Income from securities purchased under resale agreements--Note B..........         15         20         21         38
 Other income..............................................................          2          2          4          5
                                                                             ---------  ---------  ---------  ---------
  Total income.............................................................      2,003      2,103      4,000      4,232
                                                                             ---------  ---------  ---------  ---------
EXPENSES
 Borrowing expenses--Note D
  Interest.................................................................      1,469      1,495      2,913      3,028
  Prepayment (gains)/losses................................................         (3)         4         (7)        13
  Amortization of issuance and other borrowing costs.......................         28         25         52         44
 Interest on securities sold under repurchase agreements and payable for
  cash collateral received--Note B.........................................         24         14         46         26
 Administrative expenses--Notes G, H, I and J..............................        152        173        301        343
 Provision for loan losses--Note C.........................................        168          8        180         39
 Other expenses............................................................          1          2          5          4
                                                                             ---------  ---------  ---------  ---------
  Total expenses...........................................................      1,839      1,721      3,490      3,497
                                                                             ---------  ---------  ---------  ---------
OPERATING INCOME...........................................................        164        382        510        735
Less contributions to special programs--Note G.............................         31         30         61         60
                                                                             ---------  ---------  ---------  ---------
NET INCOME.................................................................  $     133  $     352  $     449  $     675
                                                                             ---------  ---------  ---------  ---------
                                                                             ---------  ---------  ---------  ---------

    The Notes to Financial Statements are an integral part of these Statements.

                                                    IBRD Financial Statements 7
-------------------------------------------------------------------------------

Statement of Changes in Retained Earnings
Expressed in millions of U.S. dollars
-------------------------------------------------------------------------------

                                                                                                SIX MONTHS ENDED
                                                                                                  DECEMBER 31
                                                                                                  (UNAUDITED)
                                                                                              --------------------
                                                                                                1997       1996
                                                                                              ---------  ---------
Retained earnings at beginning of the fiscal year...........................................  $  16,194  $  16,099
 Board of Governors-approved transfers to--Note F
  International Development Association.....................................................       (304)      (600)
  Trust Fund for Gaza and West Bank.........................................................         --         --
  Heavily Indebted Poor Countries Debt Initiative Trust Fund................................       (250)        --
 Net income for the period..................................................................        449        675
                                                                                              ---------  ---------
Retained earnings at end of the period......................................................  $  16,089  $  16,174
                                                                                              ---------  ---------
                                                                                              ---------  ---------

-------------------------------------------------------------------------------

Statement of Changes in Cumulative Translation Adjustment
Expressed in millions of U.S. dollars
-------------------------------------------------------------------------------

                                                                                                    SIX MONTHS ENDED
                                                                                                      DECEMBER 31
                                                                                                      (UNAUDITED)
                                                                                                  --------------------
                                                                                                    1997       1996
                                                                                                  ---------  ---------
Cumulative translation adjustment at beginning of the fiscal year...............................  $      85  $   1,056
 Translation adjustment for the period..........................................................       (701)      (423)
                                                                                                  ---------  ---------
Cumulative translation adjustment at end of the period..........................................  $    (616) $     633
                                                                                                  ---------  ---------
                                                                                                  ---------  ---------

    The Notes to Financial Statements are an integral part of these Statements.

8 IBRD Financial Statements
-------------------------------------------------------------------------------

Statement of Cash Flows
Expressed in millions of U.S. dollars
-------------------------------------------------------------------------------

                                                                                                SIX MONTHS ENDED
                                                                                                  DECEMBER 31,
                                                                                                   (UNAUDITED)
                                                                                              ---------------------
                                                                                                 1997       1996
                                                                                              ----------  ---------
Cash flows from lending and investing activities
 Loans
  Disbursements.............................................................................  $  (11,245) $  (7,451)
  Principal repayments......................................................................       5,277      5,534
  Principal prepayments.....................................................................         307        782
 Investments: Held-to-maturity
  Purchases.................................................................................      (8,938)    (3,889)
  Maturities................................................................................       8,956      3,907
                                                                                              ----------  ---------
    Net cash used in lending and investing activities.......................................      (5,643)    (1,117)
                                                                                              ----------  ---------
Cash flows from Board of Governors-approved (transfers to)/refunds from
 International Development Association......................................................        (298)      (599)
 Debt Reduction Facility for IDA-Only Countries.............................................          10         --
 Trust Fund for Gaza and West Bank and Trust Fund for Bosnia and Herzegovina................         (59)       (81)
 Heavily Indebted Poor Countries Debt Initiative Trust Fund.................................        (250)        --
                                                                                              ----------  ---------
    Net cash used in Board of Governors-approved transfers..................................        (597)      (680)
                                                                                              ----------  ---------
Cash flows from financing activities
 Medium- and long-term borrowings
  New issues................................................................................       8,542      8,123
  Retirements...............................................................................      (8,968)    (6,976)
 Net short-term borrowings..................................................................       5,982      1,038
 Net currency swaps.........................................................................          41       (197)
 Net capital stock transactions.............................................................          77         44
                                                                                              ----------  ---------
    Net cash provided by financing activities...............................................       5,674      2,032
                                                                                              ----------  ---------
Cash flows from operating activities
 Net income.................................................................................         449        675
 Adjustments to reconcile net income to net cash provided by operating activities
  Depreciation and amortization.............................................................         398        218
  Provision for loan losses.................................................................         180         39
  Changes in other assets and liabilities
   Increase in accrued income on loans and investments......................................          (8)       (51)
   Increase in miscellaneous assets.........................................................        (191)       (98)
   Increase (decrease) in accrued charges on borrowings.....................................         143        (39)
   Increase in accounts payable and miscellaneous liabilities...............................         110         16
                                                                                              ----------  ---------
    Net cash provided by operating activities...............................................       1,081        760
                                                                                              ----------  ---------
Effect of exchange rate changes on unrestricted cash and liquid investments.................         (98)      (131)
                                                                                              ----------  ---------
Net increase in unrestricted cash and liquid investments....................................         417        864
Unrestricted cash and liquid investments at beginning of the fiscal year....................      16,829     14,730
                                                                                              ----------  ---------
Unrestricted cash and liquid investments at end of the period...............................  $   17,246  $  15,594
                                                                                              ----------  ---------
                                                                                              ----------  ---------

                                                    IBRD Financial Statements 9
-------------------------------------------------------------------------------

Statement of Cash Flows
Expressed in millions of U.S. dollars
-------------------------------------------------------------------------------

                                                                                                SIX MONTHS ENDED
                                                                                                  DECEMBER 31,
                                                                                                  (UNAUDITED)
                                                                                              --------------------
                                                                                                1997       1996
                                                                                              ---------  ---------
Composition of unrestricted cash and liquid investments:
 Investments held in trading portfolio......................................................  $  17,479  $  16,677
 Unrestricted currencies....................................................................         49         34
 Net payable for investment securities traded/purchased.....................................        (96)      (474)
 Net receivable from currency swaps--Investments............................................        242         43
 Net payable for securities purchased/sold under resale/repurchase agreements and payable
  for  cash collateral received.............................................................       (428)      (686)
                                                                                              ---------  ---------
                                                                                              $  17,246  $  15,594
                                                                                              ---------  ---------
                                                                                              ---------  ---------
Supplemental disclosure
 Increase (decrease) in ending balances resulting from exchange rate fluctuations
  Loans outstanding.........................................................................  $  (4,611) $  (2,802)
  Investments: Held-to-maturity.............................................................          6        105
  Borrowings................................................................................     (4,356)    (1,879)
  Currency swaps--Borrowings................................................................        699       (360)

    The Notes to Financial Statements are an integral part of these Statements.

10 IBRD Financial Statements
-------------------------------------------------------------------------------

SUMMARY STATEMENT OF LOANS

December 31, 1997 (Unaudited)
Expressed in millions of U.S. dollars
-------------------------------------------------------------------------------

                                                                  LOANS     UNDISBURSED                PERCENTAGE
                                                                APPROVED     BALANCE OF                 OF TOTAL
                                                     TOTAL     BUT NOT YET   EFFECTIVE       LOANS        LOANS
BORROWER OR GUARANTOR                                LOANS     EFFECTIVE(1)   LOANS(2)    OUTSTANDING  OUTSTANDING
-------------------------------------------------  ----------  -----------  ------------  -----------  -----------
Algeria..........................................  $    2,383   $  --        $      588    $   1,795         1.68
Argentina........................................       8,484         950         2,040        5,494         5.14
Armenia..........................................          11      --                 1           10         0.01
Bahamas, The.....................................           7      --            --                7         0.01
Bangladesh.......................................          38      --            --               38         0.04
Barbados.........................................          30      --                16           14         0.01
Belarus..........................................         152      --                28          124         0.12
Belize...........................................          53      --                13           40         0.04
Bolivia..........................................          37      --            --               37         0.03
Bosnia and Herzegovina...........................         566      --            --              566         0.53
Botswana.........................................          47      --            --               47         0.04
Brazil...........................................       9,474       1,401         2,330        5,743         5.37
Bulgaria.........................................         837         100           236          501         0.47
Cameroon.........................................         415      --                 5          410         0.38
Chile............................................       1,224      --               244          980         0.92
China............................................      15,878       1,320         6,319        8,239         7.71
Colombia.........................................       2,500          47           730        1,723         1.61
Congo, Democratic Republic of....................          82      --            --               82         0.08
Congo, Republic of...............................          73      --            --               73         0.07
Costa Rica.......................................         240      --                49          191         0.18
Cote d'Ivoire....................................       1,056      --                 2        1,054         0.99
Croatia..........................................         550          29           245          276         0.26
Cyprus...........................................          76      --                22           54         0.05
Czech Republic...................................         473      --                91          382         0.36
Dominica.........................................           4      --                 4       --           --
Dominican Republic...............................         353      --               144          209         0.20
Ecuador..........................................       1,128          60           217          851         0.80
Egypt, Arab Republic of..........................       1,090          40           181          869         0.81
El Salvador......................................         508          58           175          275         0.26
Estonia..........................................         109      --                38           71         0.07
Fiji.............................................          40      --                10           30         0.03
Gabon............................................         104          10            17           77         0.07
Ghana............................................          30      --            --               30         0.03
Grenada..........................................           4      --                 4       --           --
Guatemala........................................         369         157            24          188         0.18
Guyana...........................................          19      --            --               19         0.02
Honduras.........................................         275      --            --              275         0.26
Hungary..........................................       2,040          35           485        1,520         1.42
India............................................      12,086         530         3,379        8,177         7.65
Indonesia........................................      14,418         121         4,306        9,991         9.35
Iran, Islamic Republic of........................         757      --               342          415         0.39
Iraq.............................................          43      --            --               43         0.04
Jamaica..........................................         597      --               166          431         0.40
Jordan...........................................         937          30           158          749         0.70
Kazakhstan.......................................       1,121      --               473          648         0.61
Kenya............................................         213      --            --              213         0.20
Korea, Republic of...............................       4,864      --               359        4,505         4.22
Latvia...........................................         227          17            90          120         0.11
Lebanon..........................................         577          46           380          151         0.14
Lesotho..........................................          81      --                23           58         0.05




                                                   IBRD Financial Statements 11
-------------------------------------------------------------------------------

SUMMARY STATEMENT OF LOANS

December 31, 1997 (Unaudited)
Expressed in millions of U.S. dollars
-------------------------------------------------------------------------------


                                                                  LOANS     UNDISBURSED                PERCENTAGE
                                                                APPROVED     BALANCE OF                 OF TOTAL
                                                     TOTAL     BUT NOT YET   EFFECTIVE       LOANS        LOANS
BORROWER OR GUARANTOR                                LOANS     EFFECTIVE(1)   LOANS(2)    OUTSTANDING  OUTSTANDING
-------------------------------------------------  ----------  -----------  ------------  -----------  -----------
Liberia..........................................  $      136   $  --        $   --        $     136         0.13
Lithuania........................................         263           4           145          114         0.11
Macedonia, former Yugoslav Republic of...........         135          33            18           84         0.08
Madagascar.......................................           2      --            --                2            *
Malawi...........................................          34      --            --               34         0.03
Malaysia.........................................         848      --                97          751         0.70
Mauritania.......................................           6      --            --                6         0.01
Mauritius........................................         165      --                54          111         0.10
Mexico...........................................      14,136         545         2,235       11,356        10.63
Moldova..........................................         249          12           102          135         0.13
Morocco..........................................       4,168          79           818        3,271         3.06
Nicaragua........................................          24      --            --               24         0.02
Nigeria..........................................       2,626      --               253        2,373         2.22
Oman.............................................          13      --            --               13         0.01
Pakistan.........................................       3,782      --               736        3,046         2.85
Panama...........................................         342          50            83          209         0.20
Papua New Guinea.................................         327      --                58          269         0.25
Paraguay.........................................         391          40           208          143         0.13
Peru.............................................       2,827          23           884        1,920         1.80
Philippines......................................       5,289         114           996        4,179         3.91
Poland...........................................       3,127         502           546        2,079         1.95
Portugal.........................................          14      --            --               14         0.01
Romania..........................................       2,499          95         1,099        1,305         1.22
Russian Federation...............................       9,263         344         3,866        5,053         4.73
St. Kitts and Nevis..............................           4      --                 3            1            *
St. Lucia........................................          10      --                 6          4 *
St. Vincent and the Grenadines...................           2      --                 2       --           --
Senegal..........................................          14      --            --               14         0.01
Seychelles.......................................           6      --                 2            4            *
Sierra Leone.....................................           2      --            --                2            *
Slovak Republic..................................         250      --                23          227         0.21
Slovenia.........................................         194          42            12          140         0.13
South Africa.....................................          46          46        --           --           --
Sri Lanka........................................          31      --            --               31         0.03
Sudan............................................           6      --            --                6         0.01
Swaziland........................................          35      --                25           10         0.01
Syrian Arab Republic.............................          85      --            --               85         0.08
Tanzania.........................................          34      --            --               34         0.03
Thailand.........................................       2,674      --               946        1,728         1.62
Trinidad and Tobago..............................         149      --                74           75         0.07
Tunisia..........................................       2,097         158           505        1,434         1.34
Turkey...........................................       4,672          20         1,065        3,587         3.36
Turkmenistan.....................................          89      --                83            6         0.01
Ukraine..........................................       1,884           3           770        1,111         1.04
Uruguay..........................................         663          76           194          393         0.37



12 IBRD Financial Statements
-------------------------------------------------------------------------------

SUMMARY STATEMENT OF LOANS (Continued)

December 31, 1997 (Unaudited)
Expressed in millions of U.S. dollars
-------------------------------------------------------------------------------


                                                                  LOANS     UNDISBURSED                PERCENTAGE
                                                                APPROVED     BALANCE OF                 OF TOTAL
                                                     TOTAL     BUT NOT YET   EFFECTIVE       LOANS        LOANS
BORROWER OR GUARANTOR                                LOANS     EFFECTIVE(1)   LOANS(2)    OUTSTANDING  OUTSTANDING
-------------------------------------------------  ----------  -----------  ------------  -----------  -----------
Uzbekistan.......................................  $      297   $  --        $      142    $     155         0.15
Venezuela........................................       1,874          28           633        1,213         1.14
Yugoslavia, Federal Republic of (Serbia/
  Montenegro(3)..................................       1,112      --            --            1,112         1.04
Zambia...........................................          62      --            --               62         0.06
Zimbabwe.........................................         573      --               100          473         0.44
                                                   ----------  -----------  ------------  -----------  -----------
Subtotal(5)......................................     154,212       7,165        40,717      106,330        99.51
Caribbean Development Bank(4)....................          35      --                27            8         0.01
International Finance Corporation................         713      --               196          517         0.48
                                                   ----------  -----------  ------------  -----------  -----------
Total--December 31, 19975........................  $  154,960   $   7,165    $   40,940    $ 106,855       100.00
                                                   ----------  -----------  ------------  -----------  -----------
                                                   ----------  -----------  ------------  -----------  -----------
Total--June 30, 1997.............................  $  157,381   $   9,027    $   42,549    $ 105,805
                                                   ----------  -----------  ------------  -----------  -----------
                                                   ----------  -----------  ------------  -----------  -----------

------------------------
NOTES
(1) Loans totaling $4,432 million ($6,417 million--June 30, 1997) have been approved by IBRD, but the related agreements have not been signed. Loan agreements totaling $2,733 million ($2,610 million-- June 30, 1997) have been signed, but the loans do not become effective and disbursements thereunder do not start until the borrowers and guarantors, if any, take certain actions and furnish certain documents to IBRD.

(2) Of the undisbursed balance, IBRD has entered into irrevocable commitments to disburse $1,495 million ($1,937 million-June 30, 1997).

(3) See Notes to Financial Statements-Notes A and C.

(4) These loans are for the benefit of The Bahamas, Barbados, Grenada, Guyana, Jamaica, Trinidad and Tobago, and territories of the United Kingdom (Associated States and Dependencies) in the Caribbean Region, who are severally liable as guarantors to the extent of subloans made in their territories.

(5) May differ from the sum of individual figures shown due to rounding.



    The Notes to Financial Statements are an integral part of these Statements.

                                                   IBRD Financial Statements 13
-------------------------------------------------------------------------------

Statement of Subscriptions to
Capital Stock and Voting Power

December 31, 1997 (Unaudited)
Expressed in millions of U.S. dollars
-------------------------------------------------------------------------------

                                                                  SUBSCRIPTIONS                               VOTING POWER
                                           ------------------------------------------------------------  ----------------------
                                                                                             AMOUNTS
                                                      PERCENTAGE                             SUBJECT      NUMBER    PERCENTAGE
                                                          OF         TOTAL      AMOUNTS         TO          OF          OF
MEMBER                                      SHARES       TOTAL      AMOUNTS   PAID IN(1)   CALL(1),(2)     VOTES       TOTAL
-----------------------------------------  ---------  -----------  ---------  -----------  ------------  ---------  -----------
Afghanistan..............................        300        0.02   $    36.2   $     3.6    $     32.6         550        0.03
Albania..................................        830        0.05       100.1         3.6          96.5       1,080        0.07
Algeria..................................      9,252        0.60     1,116.1        67.1       1,049.0       9,502        0.60
Angola...................................      2,676        0.17       322.8        17.5         305.4       2,926        0.18
Antigua and Barbuda......................        520        0.03        62.7         1.3          61.5         770        0.05
Argentina................................     17,911        1.16     2,160.7       132.2       2,028.4      18,161        1.14
Armenia..................................      1,139        0.07       137.4         5.9         131.5       1,389        0.09
Australia................................     24,464        1.58     2,951.2       181.8       2,769.5      24,714        1.55
Austria..................................     11,063        0.72     1,334.6        80.7       1,253.9      11,313        0.71
Azerbaijan...............................      1,646        0.11       198.6         9.7         188.8       1,896        0.12
Bahamas, The.............................      1,071        0.07       129.2         5.4         123.8       1,321        0.08
Bahrain..................................      1,103        0.07       133.1         5.7         127.4       1,353        0.09
Bangladesh...............................      4,854        0.31       585.6        33.9         551.6       5,104        0.32
Barbados.................................        948        0.06       114.4         4.5         109.9       1,198        0.08
Belarus..................................      3,323        0.22       400.9        22.3         378.5       3,573        0.22
Belgium..................................     28,983        1.88     3,496.4       215.8       3,280.6      29,233        1.84
Belize...................................        586        0.04        70.7         1.8          68.9         836        0.05
Benin....................................        868        0.06       104.7         3.9         100.8       1,118        0.07
Bhutan...................................        479        0.03        57.8         1.0          56.8         729        0.05
Bolivia..................................      1,785        0.12       215.3        10.8         204.5       2,035        0.13
Bosnia and Herzegovina...................        549        0.04        66.2         5.8          60.4         799        0.05
Botswana.................................        615        0.04        74.2         2.0          72.2         865        0.05
Brazil...................................     24,946        1.61     3,009.4       185.1       2,824.2      25,196        1.58
Brunei Darussalam........................      2,373        0.15       286.3        15.2         271.1       2,623        0.16
Bulgaria.................................      5,215        0.34       629.1        36.5         592.6       5,465        0.34
Burkina Faso.............................        868        0.06       104.7         3.9         100.8       1,118        0.07
Burundi..................................        716        0.05        86.4         3.0          83.4         966        0.06
Cambodia.................................        214        0.01        25.8         2.6          23.2         464        0.03
Cameroon.................................      1,527        0.10       184.2         9.0         175.2       1,777        0.11
Canada...................................     44,795        2.90     5,403.8       334.9       5,068.9      45,045        2.83
Cape Verde...............................        508        0.03        61.3         1.2          60.1         758        0.05
Central African Republic.................        862        0.06       104.0         3.9         100.1       1,112        0.07
Chad.....................................        862        0.06       104.0         3.9         100.1       1,112        0.07
Chile....................................      6,931        0.45       836.1        49.6         786.6       7,181        0.45
China....................................     44,799        2.90     5,404.3       335.0       5,069.3      45,049        2.83
Colombia.................................      6,352        0.41       766.3        45.2         721.1       6,602        0.42
Comoros..................................        282        0.02        34.0         0.3          33.7         532        0.03
Congo, Democratic Republic of............      2,643        0.17       318.8        25.4         293.5       2,893        0.18
Congo, Republic of.......................        927        0.06       111.8         4.3         107.5       1,177        0.07
Costa Rica...............................        233        0.02        28.1         1.9          26.2         483        0.03
Cote d'Ivoire............................      2,516        0.16       303.5        16.4         287.1       2,766        0.17
Croatia..................................      2,293        0.15       276.6        17.3         259.3       2,543        0.16
Cyprus...................................      1,461        0.09       176.2         8.4         167.9       1,711        0.11
Czech Republic...........................      6,308        0.41       761.0        45.9         715.0       6,558        0.41
Denmark..................................     10,251        0.66     1,236.6        74.6       1,162.0      10,501        0.66
Djibouti.................................        559        0.04        67.4         1.6          65.9         809        0.05
Dominica.................................        504        0.03        60.8         1.1          59.7         754        0.05
Dominican Republic.......................      2,092        0.14       252.4        13.1         239.3       2,342        0.15
Ecuador..................................      2,771        0.18       334.3        18.2         316.1       3,021        0.19
Egypt, Arab Republic of..................      7,108        0.46       857.5        50.9         806.6       7,358        0.46

14 IBRD Financial Statements
-------------------------------------------------------------------------------

Statement of Subscriptions to
Capital Stock and Voting Power (Continued)

December 31, 1997 (Unaudited)
Expressed in millions of U.S. dollars
-------------------------------------------------------------------------------

                                                                  SUBSCRIPTIONS                               VOTING POWER
                                           ------------------------------------------------------------  ----------------------
                                                                                             AMOUNTS
                                                      PERCENTAGE                             SUBJECT      NUMBER    PERCENTAGE
                                                          OF         TOTAL      AMOUNTS         TO          OF          OF
MEMBER                                      SHARES       TOTAL      AMOUNTS   PAID IN(1)   CALL(1),(2)     VOTES       TOTAL
-----------------------------------------  ---------  -----------  ---------  -----------  ------------  ---------  -----------
El Salvador..............................        141        0.01   $    17.0   $     1.7    $     15.3         391        0.02
Equatorial Guinea........................        715        0.05        86.3         2.7          83.5         965        0.06
Eritrea..................................        593        0.04        71.5         1.8          69.7         843        0.05
Estonia..................................        923        0.06       111.3         4.3         107.1       1,173        0.07
Ethiopia.................................        978        0.06       118.0         4.7         113.3       1,228        0.08
Fiji.....................................        987        0.06       119.1         4.8         114.3       1,237        0.08
Finland..................................      8,560        0.55     1,032.6        61.9         970.8       8,810        0.55
France...................................     69,397        4.49     8,371.7       520.4       7,851.3      69,647        4.38
Gabon....................................        987        0.06       119.1         5.1         113.9       1,237        0.08
Gambia, The..............................        543        0.04        65.5         1.5          64.0         793        0.05
Georgia..................................      1,584        0.10       191.1         9.3         181.8       1,834        0.12
Germany..................................     72,399        4.68     8,733.9       542.9       8,190.9      72,649        4.57
Ghana....................................      1,525        0.10       184.0        12.7         171.2       1,775        0.11
Greece...................................      1,684        0.11       203.1        14.1         189.1       1,934        0.12
Grenada..................................        531        0.03        64.1         1.4          62.7         781        0.05
Guatemala................................      2,001        0.13       241.4        12.4         229.0       2,251        0.14
Guinea...................................      1,292        0.08       155.9         7.1         148.8       1,542        0.10
Guinea-Bissau............................        540        0.03        65.1         1.4          63.7         790        0.05
Guyana...................................      1,058        0.07       127.6         5.3         122.3       1,308        0.08
Haiti....................................      1,067        0.07       128.7         5.4         123.3       1,317        0.08
Honduras.................................        641        0.04        77.3         2.3          75.0         891        0.06
Hungary..................................      8,050        0.52       971.1        58.0         913.1       8,300        0.52
Iceland..................................      1,258        0.08       151.8         6.8         144.9       1,508        0.09
India....................................     44,795        2.90     5,403.8       333.7       5,070.1      45,045        2.83
Indonesia................................     14,981        0.97     1,807.2       110.3       1,697.0      15,231        0.96
Iran, Islamic Republic of................     23,686        1.53     2,857.4       175.8       2,681.5      23,936        1.50
Iraq.....................................      2,808        0.18       338.7        27.1         311.6       3,058        0.19
Ireland..................................      5,271        0.34       635.9        37.1         598.8       5,521        0.35
Israel...................................      4,750        0.31       573.0        33.2         539.8       5,000        0.31
Italy....................................     44,795        2.90     5,403.8       334.8       5,069.0      45,045        2.83
Jamaica..................................      2,578        0.17       311.0        16.8         294.2       2,828        0.18
Japan....................................    127,000        8.22    15,320.6       944.0      14,376.7     127,250        8.00
Jordan...................................      1,388        0.09       167.4         7.8         159.6       1,638        0.10
Kazakhstan...............................      2,985        0.19       360.1        19.8         340.3       3,235        0.20
Kenya....................................      2,461        0.16       296.9        15.9         281.0       2,711        0.17
Kiribati.................................        465        0.03        56.1         0.9          55.2         715        0.04
Korea, Republic of.......................      9,372        0.61     1,130.6        67.9       1,062.7       9,622        0.60
Kuwait...................................     13,280        0.86     1,602.0        97.4       1,504.6      13,530        0.85
Kyrgyz Republic..........................      1,107        0.07       133.5         5.7         127.9       1,357        0.09
Lao People's Democratic Republic.........        178        0.01        21.5         1.5          20.0         428        0.03
Latvia...................................      1,384        0.09       167.0         7.8         159.2       1,634        0.10
Lebanon..................................        340        0.02        41.0         1.1          39.9         590        0.04
Lesotho..................................        663        0.04        80.0         2.3          77.6         913        0.06
Liberia..................................        463        0.03        55.9         2.6          53.3         713        0.04
Libya....................................      7,840        0.51       945.8        57.0         888.8       8,090        0.51
Lithuania................................      1,507        0.10       181.8         8.7         173.1       1,757        0.11
Luxembourg...............................      1,652        0.11       199.3         9.8         189.5       1,902        0.12
Macedonia, former Yugoslav Republic of...        427        0.03        51.5         3.2          48.3         677        0.04
Madagascar...............................      1,422        0.09       171.5         8.1         163.5       1,672        0.11
Malawi...................................      1,094        0.07       132.0         5.6         126.4       1,344        0.08

                                                   IBRD Financial Statements 15
-------------------------------------------------------------------------------

Statement of Subscriptions to
Capital Stock and Voting Power

December 31, 1997 (Unaudited)
Expressed in millions of U.S. dollars
-------------------------------------------------------------------------------

                                                                  SUBSCRIPTIONS                               VOTING POWER
                                           ------------------------------------------------------------  ----------------------
                                                                                             AMOUNTS
                                                      PERCENTAGE                             SUBJECT      NUMBER    PERCENTAGE
                                                          OF         TOTAL      AMOUNTS         TO          OF          OF
MEMBER                                      SHARES       TOTAL      AMOUNTS   PAID IN(1)   CALL(1),(2)     VOTES       TOTAL
-----------------------------------------  ---------  -----------  ---------  -----------  ------------  ---------  -----------
Malaysia.................................      8,244        0.53   $   994.5   $    59.5    $    935.0       8,494        0.53
Maldives.................................        469        0.03        56.6         0.9          55.7         719        0.05
Mali.....................................      1,162        0.08       140.2         6.1         134.1       1,412        0.09
Malta....................................      1,074        0.07       129.6         5.4         124.1       1,324        0.08
Marshall Islands.........................        469        0.03        56.6         0.9          55.7         719        0.05
Mauritania...............................        900        0.06       108.6         4.1         104.4       1,150        0.07
Mauritius................................      1,242        0.08       149.8         6.7         143.1       1,492        0.09
Mexico...................................     18,804        1.22     2,268.4       139.0       2,129.4      19,054        1.20
Micronesia, Federated States of..........        479        0.03        57.8         1.0          56.8         729        0.05
Moldova..................................      1,368        0.09       165.0         7.6         157.4       1,618        0.10
Mongolia.................................        466        0.03        56.2         2.3          53.9         716        0.05
Morocco..................................      4,973        0.32       599.9        34.8         565.1       5,223        0.33
Mozambique...............................        930        0.06       112.2         4.8         107.4       1,180        0.07
Myanmar..................................      2,484        0.16       299.7        16.1         283.6       2,734        0.17
Namibia..................................      1,523        0.10       183.7         8.8         174.9       1,773        0.11
Nepal....................................        968        0.06       116.8         4.6         112.1       1,218        0.08
Netherlands..............................     35,503        2.30     4,282.9       264.8       4,018.1      35,753        2.25
New Zealand..............................      7,236        0.47       872.9        51.9         821.0       7,486        0.47
Nicaragua................................        608        0.04        73.3         2.1          71.3         858        0.05
Niger....................................        852        0.06       102.8         3.8          99.0       1,102        0.07
Nigeria..................................     12,655        0.82     1,526.6        92.7       1,433.9      12,905        0.81
Norway...................................      9,982        0.65     1,204.2        72.6       1,131.6      10,232        0.64
Oman.....................................      1,561        0.10       188.3         9.1         179.2       1,811        0.11
Pakistan.................................      9,339        0.60     1,126.6        67.8       1,058.9       9,589        0.60
Palau, Republic of.......................         16        0.00         1.9         0.2           1.8         266        0.02
Panama...................................        385        0.02        46.4         3.2          43.2         635        0.04
Papua New Guinea.........................      1,294        0.08       156.1         7.1         149.0       1,544        0.10
Paraguay.................................      1,229        0.08       148.3         6.6         141.6       1,479        0.09
Peru.....................................      5,331        0.34       643.1        37.5         605.6       5,581        0.35
Philippines..............................      6,844        0.44       825.6        48.9         776.7       7,094        0.45
Poland...................................     10,908        0.71     1,315.9        79.6       1,236.3      11,158        0.70
Portugal.................................      5,460        0.35       658.7        38.5         620.2       5,710        0.36
Qatar....................................      1,096        0.07       132.2         9.0         123.3       1,346        0.08
Romania..................................      4,011        0.26       483.9        30.5         453.4       4,261        0.27
Russian Federation.......................     44,795        2.90     5,403.8       333.9       5,070.0      45,045        2.83
Rwanda...................................      1,046        0.07       126.2         5.2         120.9       1,296        0.08
St. Kitts and Nevis......................        275        0.02        33.2         0.3          32.9         525        0.03
St. Lucia................................        552        0.04        66.6         1.5          65.1         802        0.05
St. Vincent and the Grenadines...........        278        0.02        33.5         0.3          33.2         528        0.03
Samoa....................................        531        0.03        64.1         1.4          62.7         781        0.05
Sao Tome and Principe....................        495        0.03        59.7         1.1          58.6         745        0.05
Saudi Arabia.............................     44,795        2.90     5,403.8       335.0       5,068.9      45,045        2.83
Senegal..................................      2,072        0.13       250.0        13.0         237.0       2,322        0.15
Seychelles...............................        263        0.02        31.7         0.2          31.6         513        0.03
Sierra Leone.............................        718        0.05        86.6         3.0          83.6         968        0.06
Singapore................................        320        0.02        38.6         3.9          34.7         570        0.04
Slovak Republic..........................      3,216        0.21       388.0        23.0         365.0       3,466        0.22
Slovenia.................................      1,261        0.08       152.1         9.5         142.6       1,511        0.09
Solomon Islands..........................        513        0.03        61.9         1.2          60.7         763        0.05
Somalia..................................        552        0.04        66.6         3.3          63.3         802        0.05

16 IBRD Financial Statements
-------------------------------------------------------------------------------

Statement of Subscriptions to
Capital Stock and Voting Power (Continued)

December 31, 1997 (Unaudited)
Expressed in millions of U.S. dollars
-------------------------------------------------------------------------------

                                                                  SUBSCRIPTIONS                               VOTING POWER
                                           ------------------------------------------------------------  ----------------------
                                                                                             AMOUNTS
                                                      PERCENTAGE                             SUBJECT      NUMBER    PERCENTAGE
                                                          OF         TOTAL      AMOUNTS         TO          OF          OF
MEMBER                                      SHARES       TOTAL      AMOUNTS   PAID IN(1)   CALL(1),(2)     VOTES       TOTAL
-----------------------------------------  ---------  -----------  ---------  -----------  ------------  ---------  -----------
South Africa.............................     13,462        0.87   $ 1,624.0   $    98.8    $  1,525.2      13,712        0.86
Spain....................................     23,686        1.53     2,857.4       175.6       2,681.7      23,936        1.50
Sri Lanka................................      3,817        0.25       460.5        26.1         434.3       4,067        0.26
Sudan....................................        850        0.05       102.5         7.2          95.3       1,100        0.07
Suriname.................................        412        0.03        49.7         2.0          47.7         662        0.04
Swaziland................................        440        0.03        53.1         2.0          51.1         690        0.04
Sweden...................................     14,974        0.97     1,806.4       110.2       1,696.2      15,224        0.96
Switzerland..............................     26,606        1.72     3,209.6       197.2       3,012.4      26,856        1.69
Syrian Arab Republic.....................      2,202        0.14       265.6        14.0         251.7       2,452        0.15
Tajikistan...............................      1,060        0.07       127.9         5.3         122.5       1,310        0.08
Tanzania.................................      1,295        0.08       156.2        10.0         146.2       1,545        0.10
Thailand.................................      6,349        0.41       765.9        45.2         720.7       6,599        0.41
Togo.....................................      1,105        0.07       133.3         5.7         127.6       1,355        0.09
Tonga....................................        494        0.03        59.6         1.1          58.5         744        0.05
Trinidad and Tobago......................      2,664        0.17       321.4        17.6         303.7       2,914        0.18
Tunisia..................................        719        0.05        86.7         5.7          81.1         969        0.06
Turkey...................................      7,379        0.48       890.2        52.9         837.2       7,629        0.48
Turkmenistan.............................        526        0.03        63.5         2.9          60.5         776        0.05
Uganda...................................        617        0.04        74.4         4.4          70.1         867        0.05
Ukraine..................................     10,908        0.71     1,315.9        79.3       1,236.6      11,158        0.70
United Arab Emirates.....................      2,385        0.15       287.7        22.6         265.1       2,635        0.17
United Kingdom...........................     69,397        4.49     8,371.7       539.5       7,832.2      69,647        4.38
United States............................    264,969       17.15    31,964.5     1,998.4      29,966.2     265,219       16.67
Uruguay..................................      2,812        0.18       339.2        18.6         320.7       3,062        0.19
Uzbekistan...............................      2,493        0.16       300.7        16.1         284.7       2,743        0.17
Vanuatu..................................        586        0.04        70.7         1.8          68.9         836        0.05
Venezuela................................     20,361        1.32     2,456.2       150.8       2,305.5      20,611        1.30
Vietnam..................................        968        0.06       116.8         8.1         108.7       1,218        0.08
Yemen, Republic of.......................      2,212        0.14       266.8        14.0         252.8       2,462        0.15
Zambia...................................      2,810        0.18       339.0        20.0         319.0       3,060        0.19
Zimbabwe.................................      3,325        0.22       401.1        22.4         378.7       3,575        0.22
                                           ---------  -----------  ---------  -----------  ------------  ---------  -----------
Total--December 31, 19972................  1,545,457      100.00   $ 186,436   $  11,288    $  175,148   1,590,707      100.00
                                           ---------  -----------  ---------  -----------  ------------  ---------  -----------
                                           ---------  -----------  ---------  -----------  ------------  ---------  -----------
Total--June 30, 1997.....................  1,512,211      100.00   $ 182,426   $  11,048    $  171,378   1,557,211
                                           ---------  -----------  ---------  -----------  ------------  ---------
                                           ---------  -----------  ---------  -----------  ------------  ---------

------------------------

NOTES:

(1) See Notes to Financial Statements--Note A.

(2) May differ from the sum of individual figures shown due to rounding.




   The Notes to Financial Statements are an integral part of these Statements.

                                                  IBRD Financial Statements 17
------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS

------------------------------------------------------------------------------

PURPOSE AND AFFILIATED ORGANIZATIONS

    The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote economic development in its member countries, primarily by providing loans and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association (IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. IDA's purpose is to promote economic development in the less developed areas of the world included in IDA's membership by providing financing on concessionary terms. IFC's purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises without a member's guarantee. MIGA was established to encourage the flow of investments for productive purposes among member countries and, in particular, to developing member countries by providing guarantees against noncommercial risks for foreign investment in its developing member countries.

SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

    IBRD's financial statements are prepared in conformity with the accounting principles generally accepted in the United States and with International Accounting Standards.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been used in the computation of estimated and fair values of loans and borrowings, the determination of the adequacy of the Accumulated Provision for Loan Losses, the determination of net periodic pension cost and the present value of obligations under the Staff Retirement and Retired Staff Benefits Plans.

    In 1996 the Financial Accounting Standards Board issued the Statement of Financial Accounting Standards No. 125, entitled "Accounting for Transfers of Assets and Servicing of Financial Assets and Extinguishments of Liabilities", which requires new accounting and reporting standards for transfers of assets, securitizations, collateral, and servicing of receivables and other financial assets, and extinguishments of liabilities. While the standard was effective for fiscal year 1997, the provisions which would impact IBRD relating to transfers involving repurchase/resale agreements, collateral agreements and securities lending for transfers of financial assets are effective for such transfers from January 1, 1998. The adoption of this standard is expected to have no material impact on IBRD's financial statements.

    Certain reclassifications of the prior year's information have been made to conform to the current period's presentation.

    Translation of Currencies: IBRD's financial statements are expressed in terms of U.S. dollars solely for the purpose of summarizing IBRD's financial position and the results of its operations for the convenience of its members and other interested parties.

    IBRD is an international organization which conducts its operations in the currencies of all of its members. IBRD's resources are derived from its capital, borrowings, and accumulated earnings in those various currencies. IBRD has a number of general policies aimed at minimizing exchange-rate risk in a multicurrency environment. IBRD matches its borrowing obligations in any one currency (after swaps) with assets in the same currency, as prescribed by its Articles of Agreement, primarily by holding or lending the proceeds of its borrowings (after swaps) in the same currencies in which they are borrowed. In addition, IBRD periodically undertakes currency conversions to more closely match the currencies underlying its Retained Earnings with those of the outstanding loans.

18 IBRD Financial Statements
------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)

------------------------------------------------------------------------------

    Assets and liabilities are translated at market exchange rates at the end of the period. Income and expenses are translated at the market exchange rates on the dates on which they are recognized or at average market exchange rates in effect during each month. Translation adjustments are charged or credited to Equity.

    Valuation of Capital Stock: In the Articles of Agreement, the capital stock of IBRD is expressed in terms of "U.S. dollars of the weight and fineness in effect on July 1, 1944" (1944 dollars). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into any other currency disappeared. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words "U.S. dollars of the weight and fineness in effect on July 1, 1944" in Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as the SDR was valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR.

    Maintenance of Value: Article II, Section 9 of the Articles of Agreement provides for maintenance of the value, at the time of subscription, of such restricted currencies (see Note A), requiring (1) the member to make additional payments to IBRD in the event that the par value of its currency is reduced or the foreign exchange value of its currency has, in the opinion of IBRD, depreciated to a significant extent in its territories and (2) IBRD to reimburse the member in the event that the par value of its currency is increased.

    Since currencies no longer have par values, maintenance of value amounts are determined by measuring the foreign exchange value of a member's currency against the standard of value of IBRD capital based on the 1974 SDR. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose currencies appreciate significantly in terms of the standard of value.

    The net maintenance of value amounts relating to restricted currencies out on loan are included in Deferred Amounts to Maintain Value of Currency Holdings and shown as a component of Equity since maintenance of value becomes effective only as such currencies are repaid to IBRD.

    Retained Earnings: Retained Earnings consists of allocated amounts (Special Reserve, General Reserve, Pension Reserve and Surplus) and unallocated Net Income.

    The Special Reserve consists of loan commissions set aside pursuant to
Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments held in the Trading portfolio, comprising obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

    The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD's operations.

    The Pension Reserve consists of the difference between actual funding of the Staff Retirement Plan (the Plan) and the Plan's accounting expenses for the fiscal year 1997. This Pension Reserve would be reduced if in any future fiscal year pension accounting expenses were to exceed the actual funding of the Plan.

    Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition or the conditions of transfer for specified uses have been met.

                                                  IBRD Financial Statements 19
------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS

------------------------------------------------------------------------------

    Unallocated Net Income consists of earnings in the current fiscal year. Commencing in 1950, a portion or all of the unallocated Net Income has been allocated to the General Reserve. The Board of Governors, consisting of one Governor appointed by each member, periodically approves transfers out of unallocated Net Income and Surplus, components of Retained Earnings, after an assessment by the Executive Directors of IBRD's reserve needs, to various entities for development purposes consistent with IBRD's Articles of Agreement.

    Loans: All of IBRD's loans are made to or guaranteed by members, except loans to IFC. The majority of IBRD's loans have repayment obligations in various currencies determined on the basis of a currency pooling system, which is designed to equalize exchange-rate risks among borrowers. IBRD also offers single currency loans. Except for certain loans which were converted to the currency pooling system, loans negotiated prior to July 1980 and all single currency loans are repayable in the currencies disbursed.

    Any loan origination fees incorporated in a loan's terms are deferred and recognized over the life of the loan as an adjustment of yield. However, incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered immaterial.

    It is IBRD's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. In exceptional cases, however, such as when implementation of a financed project has been delayed, the loan amortization schedule may be modified to avoid substantial repayments prior to project completion. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or loan charges. These present value losses are equal to the difference between the present value of payments for interest and charges made according to the related loan's contractual terms and the present value of its expected future cash flows discounted at the loan's contractual interest rate. Such present value losses are considered in the determination of the Accumulated Provision for Loan Losses.

    It is the policy of IBRD to place in nonaccrual status all loans made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such loan are overdue by more than six months, unless IBRD management determines that the overdue amount will be collected in the immediate future. In addition, if development credits made by IDA to a member government are placed in nonaccrual status, all loans made to or guaranteed by that member government will also be placed in nonaccrual status by IBRD. On the date a member's loans are placed in nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have actually been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance, the member's loans may not automatically emerge from nonaccrual status, even though the member's eligibility for new loans may have been restored. A decision on the restoration of accrual status is made on a case-by-case basis after a suitable period of payment performance has passed from the time of arrears clearance.

    IBRD determines the Accumulated Provision for Loan Losses based on an assessment of collectibility risk in the total loan and callable guarantees portfolio, including loans in nonaccrual status. The accumulated provision is periodically adjusted based on a review of the prevailing circumstances. Adjustments to the accumulated provision are recorded as a charge or credit to income. In the context of determining the adequacy of the Accumulated Provision for Loan Losses, IBRD considers the present value of expected cash flows relative to the contractual cash flows for loans in making the required assessment.

    Investments: Investment securities are classified based on IBRD management's intention on the date of purchase. Securities which management has the intention and ability to hold until maturity are included in the Held-to-maturity portfolio and reported at amortized cost. All other investment securities are held in a Trading portfolio and classified as an element of liquidity in the Statement of Cash Flows due to their nature and IBRD's policies governing the level and use of such investments. Investment securities and related financial instruments held in IBRD's Trading portfolio are carried and reported

20  IBRD Financial Statements
------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)

------------------------------------------------------------------------------

at market value. Unrecognized gains and losses for financial instruments held in the Trading portfolio are included in income. Derivative instruments are used in liquidity management to take advantage of profitable trading opportunities and as a proxy for cash securities. These instruments include short-term, over-the-counter foreign exchange forwards, currency swaps, cross-currency interest rate swaps, and exchange-traded futures and options on fixed income instruments. These derivatives are carried at market value. From time to time, IBRD enters into forward contracts for the sale or purchase of investment securities; these transactions are recorded at the time of commitment.

    Securities Purchased Under Resale Agreements and Securities Sold Under Repurchase Agreements: Securities purchased under resale agreements and securities sold under repurchase agreements are recorded at historical cost.

    Borrowings: To ensure funds are available for lending and liquidity purposes, IBRD borrows in the worldwide capital markets offering its securities to private and governmental buyers. IBRD issues short-term and medium- and long-term debt instruments denominated in various currencies with both fixed and adjustable interest rates. Borrowings are carried on the balance sheet at their par value (face value) adjusted for any unamortized premiums or discounts. Issuance costs associated with a bond offering are deferred and amortized over the period during which the related indebtedness is outstanding. The unamortized balance of the issuance costs is included in Other Assets on the balance sheet, and the issuance costs amortization is presented as a separate element under Borrowing Expenses on the income statement. Amortization of discounts and premiums is included in interest under Borrowing Expenses on the income statement.

    IBRD uses derivatives in its borrowing and liability management activities to create synthetic debt instruments to take advantage of cost saving opportunities across capital markets and lower its funding costs, to delink the time at which its borrowing costs are fixed from the timing of the actual market borrowings, and to establish an appropriate match between the currency and interest rate characteristics of its assets and liabilities. These instruments include currency and interest rate swaps, swap spread-locks, foreign exchange forwards, exchange-traded futures, options and deferred and anticipatory rate setting contracts. These derivatives are used to modify the interest rate and/or currency characteristics of the borrowing portfolio and are linked to the related borrowings at inception and remain so throughout the terms of their contracts. The interest component of these derivatives is recognized as an adjustment to the borrowing cost over the life of the derivative contract and included in Interest under Borrowing Expenses on the income statement. Upon termination, the change in the derivative's market value is recorded as an adjustment to the carrying value of the underlying borrowing and recognized as an adjustment of the borrowing cost over the remaining life of the borrowing. In instances where the underlying borrowing is prepaid, the change in the associated derivative's market value is recognized immediately as an adjustment to the cost of the underlying borrowing instrument and accordingly in the determination of net income. Currency swap payables and receivables are recorded on a historical cost basis and are separate items on the balance sheet. The notional principal on interest rate swaps is treated as an off-balance sheet item.

    Fair Value Disclosures: Financial instruments for which market quotations are available have been valued at the prevailing market value. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not determinable.

NOTE A-CAPITAL STOCK, RESTRICTED CURRENCIES AND MEMBERSHIP

    Capital Stock: At December 31, 1997, IBRD's capital comprised 1,558,478 (1,558,478-June 30, 1997) authorized shares, of which 1,545,457
(1,512,211-June 30, 1997) shares had been subscribed. Each share has a par value of 0.1 million 1974 SDRs, valued at the rate of $1.20635 per 1974 SDR. Of the subscribed capital, $11,288 million ($11,048 million-June 30, 1997) has been paid in, and the remaining $175,148 million ($171,378 million-June 30, 1997) is subject to call only when required to meet the obligations of IBRD created by borrowing or guaranteeing loans. As to $149,149 million ($145,940

                                                  IBRD Financial Statements 21
------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS

------------------------------------------------------------------------------

million-June 30, 1997) the restriction on calls is imposed by the Articles of Agreement and as to $25,999 million ($25,438 million-June 30, 1997) by resolutions of the Board of Governors.

    Restricted Currencies: The portion of capital subscriptions paid in to IBRD is divided into two parts: (1) $1,129 million ($1,105 million-June 30, 1997) initially paid in gold or U.S. dollars and (2) $10,159 million ($9,943 million-June 30, 1997) paid in cash or noninterest-bearing demand obligations denominated either in the currencies of the respective members or in U.S. dollars. The amounts mentioned in (1) above, and (i) $778 million ($777 million-June 30, 1997) which were repurchased by members with U.S. dollars, and (ii) $453 million ($435 million-June 30, 1997) which were the proceeds from encashments of U.S. dollar-denominated notes which are included in the amounts mentioned in (2) above, are freely usable by IBRD in any of its operations. The portion of the amounts paid in U.S. dollar-denominated notes are encashed by IBRD in accordance with the schedules agreed between the members and IBRD. The remaining amounts paid in the currencies of the members, referred to as restricted currencies, are usable by IBRD in its lending operations only with the consent of the respective members, and for administrative expenses. The equivalent of $5,104 million ($5,299 million-June 30, 1997) has been used for lending purposes, with such consent.

    Membership: In February 1993 IBRD's Executive Directors decided that the SFRY had ceased to be a member of IBRD and that the Republic of Bosnia and Herzegovina (now called Bosnia and Herzegovina), the Republic of Croatia, the former Yugoslav Republic of Macedonia, the Republic of Slovenia and the Federal Republic of Yugoslavia (Serbia and Montenegro) (FRY) are authorized to succeed to the SFRY's membership when certain requirements are met, including entering into a final agreement with IBRD on IBRD's loans made to or guaranteed by the SFRY which the particular successor Republic would assume. Four of the five successor Republics-Bosnia and Herzegovina, Croatia, Slovenia and the former Yugoslav Republic of Macedonia-have become members of IBRD. The paid-in portion of the SFRY's subscribed capital allocated to the FRY is included under Payments on Account of Pending Subscriptions until the requirements of succession are met.

NOTE B-INVESTMENTS

    As part of its overall portfolio management strategy, IBRD invests in government and agency obligations, time deposits, asset-backed securities and related financial instruments with off-balance sheet risk including futures, forward contracts, currency swaps, cross-currency interest rate swaps, options and short sales.

    Government and Agency Obligations: These obligations include marketable bonds, notes and other obligations. IBRD can only invest in obligations issued or unconditionally guaranteed by governments of countries with a minimum credit rating of AA; however, if such obligations are denominated in the home currency of the issuer, no rating is required. IBRD can only invest in obligations issued by an agency or instrumentality of a government of a country, a multilateral organization or any other official entity with a minimum credit rating of AA.

    Time Deposits: Time deposits include certificates of deposit, bankers' acceptances, and other obligations issued or unconditionally guaranteed by banks and other financial institutions.

    Asset-backed Securities: Asset-backed securities are instruments whose cash flow is based on the cash flows of a pool of underlying assets managed by a trust. IBRD can only invest in such securities with a AAA credit rating.

    Futures and Forwards: Futures and forward contracts are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Futures contracts are traded on regulated United States and international exchanges. IBRD generally closes out most open positions in futures contracts prior to maturity. Therefore, cash receipts or payments are mostly limited to the change in market value of the futures contracts. Futures contracts generally entail daily settlement of the net cash margin.

22  IBRD Financial Statements
------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)

------------------------------------------------------------------------------

    Options: Options are contracts that allow the holder of the option the right, but not the obligation to purchase or sell a financial instrument at a specified price within a specified period of time from or to the seller of the option. The purchaser of an option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavorable change in the price of the financial instrument underlying the option. IBRD only invests in exchange-traded options. The initial price of an option contract is equal to the premium paid by the purchaser and is significantly less than the contract or notional amount. IBRD does not write uncovered option contracts.

    Repurchase and Resale Agreements and Securities Loans: Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. The reverse of this transaction is called a resale agreement. Securities loans are contracts under which securities are lent for a specified period of time at a fixed price.

    Short Sales: Short sales are sales of securities not held in IBRD's portfolio at the time of the sale. IBRD must purchase the security at a later date and bears the risk that the market value of the security will move adversely between the time of the sale and the time the security must be delivered.

    Currency Swaps: Currency swaps are privately negotiated agreements between two parties to exchange cashflows denominated in different currencies at one or more certain times in the future. The cashflows are based on a predetermined formula reflecting fixed rates of interest and an exchange of principal.

    Cross-Currency Interest Rate Swaps: Cross-currency interest rate swaps are currency swaps where one set of cashflows reflects a fixed rate of interest and the other reflects a floating rate of interest.

                                                  IBRD Financial Statements 23
------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS

------------------------------------------------------------------------------

    Liquid Portfolio: A summary of IBRD's position in trading and other liquid portfolio instruments at December 31, 1997 and June 30, 1997 is as follows:

    In millions of U.S. dollars equivalent
-------------------------------------------------------------------------------

                                                                                             Deutsche mark          Japanese yen
                                                                                          --------------------  --------------------
                                                                                            Dec.       Jun.       Dec.       Jun.
                                                                                            1997       1997       1997       1997
                                                                                          ---------  ---------  ---------  ---------
Trading:
  Government and agency obligations:
    Carrying value......................................................................        904        642      1,893     --
    Average balance during fiscal year to date..........................................        757        429        594        324
    Net gains (losses) for the fiscal year to date......................................         (4)        (2)        (5)     (2)
    Average yield (%)...................................................................       3.50       3.22       0.65     --
    Average maturity (years)............................................................       3.28       2.03       2.11     --
  Time deposits:
    Carrying value......................................................................      1,813      1,311      2,851      3,569
    Average balance during fiscal year to date..........................................      1,986        578      3,738      2,126
    Net gains (losses) for the fiscal year to date......................................     --         --         --         --
    Average yield (%)...................................................................       3.59       3.11       0.44       0.49
    Average maturity (years)............................................................       0.09       0.23       0.10       0.20
    Asset-backed securities:
    Carrying value......................................................................     --         --         --         --
    Average balance during fiscal year to date..........................................     --         --         --         --
    Net gains (losses) for the fiscal year to date......................................     --         --         --         --
    Average yield (%)...................................................................     --         --         --         --
    Average maturity (years)............................................................     --         --         --         --
  Futures and forwards:
    Carrying value......................................................................          2          1          *          *
    Average balance during fiscal year to date..........................................          1          1          *          2
    Net gains (losses) for the fiscal year to date......................................         (1)        (*)        (*)         1
  Options:
    Carrying value......................................................................     --         --              *          *
    Average balance during fiscal year to date..........................................     --         --              *        *
    Net gains (losses) for the fiscal year to date......................................     --             (*)        (*)      (*)


                                                                                                                       Other
                                                                                              U.S. dollars           currencies
                                                                                          --------------------  --------------------

                                                                                            Dec.       Jun.       Dec.       Jun.
                                                                                            1997       1997       1997       1997
                                                                                          ---------  ---------  ---------  ---------
Trading:
  Government and agency obligations:
    Carrying value......................................................................      1,227      2,873      2,035         20
    Average balance during fiscal year to date..........................................      2,168      2,237        999        182
    Net gains (losses) for the fiscal year to date......................................         27        (13)        (*)        10
    Average yield (%)...................................................................       5.77       5.92       6.32       3.52
    Average maturity (years)............................................................       2.72       5.35       3.04       0.19
  Time deposits:
    Carrying value......................................................................      4,932      7,664      1,424      1,149
    Average balance during fiscal year to date..........................................      6,737      6,847      1,602      1,055
    Net gains (losses) for the fiscal year to date......................................     --         --         --         --
    Average yield (%)...................................................................       6.20       5.91       2.84       3.76
    Average maturity (years)............................................................       0.11       0.13       0.10       0.17
    Asset-backed securities:
    Carrying value......................................................................        393     --         --         --
    Average balance during fiscal year to date..........................................        216     --         --         --
    Net gains (losses) for the fiscal year to date......................................         (*)    --         --         --
    Average yield (%)...................................................................       5.96     --         --         --
    Average maturity (years)............................................................       3.54     --         --         --
  Futures and forwards:
    Carrying value......................................................................     --         --              5     --
    Average balance during fiscal year to date..........................................     --         --              3          *
    Net gains (losses) for the fiscal year to date......................................        (29)        11          4          *
  Options:
    Carrying value......................................................................     --              *     --         --
    Average balance during fiscal year to date..........................................          *          *         (*)         *
    Net gains (losses) for the fiscal year to date......................................         (*)        (1)    --              *


                                                                                                  All
                                                                                               currencies
                                                                                          --------------------
                                                                                            Dec.       Jun.
                                                                                            1997       1997
                                                                                          ---------  ---------
Trading:
  Government and agency obligations:
    Carrying value......................................................................      6,059      3,535
    Average balance during fiscal year to date..........................................      4,518      3,172
    Net gains (losses) for the fiscal year to date......................................         18         (7)
    Average yield (%)...................................................................       4.01       5.40
    Average maturity (years)............................................................       2.71       4.71
  Time deposits:
    Carrying value......................................................................     11,020     13,693
    Average balance during fiscal year to date..........................................     14,063     10,606
    Net gains (losses) for the fiscal year to date......................................     --         --
    Average yield (%)...................................................................       3.67       4.05
    Average maturity (years)............................................................       0.10       0.16
    Asset-backed securities:
    Carrying value......................................................................        393     --
    Average balance during fiscal year to date..........................................        216     --
    Net gains (losses) for the fiscal year to date......................................         (*)    --
    Average yield (%)...................................................................       5.96     --
    Average maturity (years)............................................................       3.54     --
  Futures and forwards:
    Carrying value......................................................................          7          1
    Average balance during fiscal year to date..........................................          4          3
    Net gains (losses) for the fiscal year to date......................................        (27)        12
  Options:
    Carrying value......................................................................          *          *
    Average balance during fiscal year to date..........................................          *          *
    Net gains (losses) for the fiscal year to date......................................         (*)        (1)

24 IBRD Financial Statements
------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)

------------------------------------------------------------------------------

LIQUID PORTFOLIO (continued)

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
-------------------------------------------------------------------------------


                                                                                         Deutsche mark          Japanese yen
                                                                                      --------------------  --------------------
                                                                                        Dec.       Jun.       Dec.       Jun.
                                                                                        1997       1997       1997       1997
                                                                                      ---------  ---------  ---------  ---------
 Total Trading Investments**
    Carrying value..................................................................      2,719      1,954      4,744      3,569
    Average balance during fiscal year to date......................................      2,744      1,008      4,333      2,452
    Net gains (losses) for the fiscal year to date(a)...............................         (5)        (2)        (5)      (*)
  Repurchase agreements and Securities loans:
    Carrying value..................................................................       (164)    --         --         --
    Average balance during fiscal year to date......................................        (65)       (34)    --         --
    Average yield (%)...............................................................       3.65     --         --         --
    Average maturity (years)........................................................       0.06     --         --         --
  Resale agreements:
    Carrying value..................................................................        127          2     --         --
    Average balance during fiscal year to date......................................        113        305     --         --
    Average yield (%)...............................................................       3.46       2.90     --         --
    Average maturity (years)........................................................       0.08       0.02     --         --
  Short sales:(b)
    Carrying value..................................................................        (69)    --         --         --
    Average balance during fiscal year to date......................................        (61)       (42)    --         --
  Net currency swaps:
    Carrying value..................................................................     (1,484)      (908)    (3,106)   (3,226)
    Average balance during fiscal year to date......................................     (1,651)      (198)    (3,474)     (694)
    Average yield (%)...............................................................       3.48       3.10       0.45       0.48
    Average maturity (years)........................................................       0.13       0.33       0.11       0.21
    Net cross-currency interest rate swaps:(c)
    Carrying value..................................................................     --         --         (1,882)    --
    Average balance during fiscal year to date......................................     --         --           (410)    --
    Net gains (losses) for the fiscal year to date(a)...............................     --         --              5     --
    Average yield (%)...............................................................     --         --           0.65     --
    Average maturity (years)........................................................     --         --           2.11     --



                                                                                                                   Other
                                                                                          U.S. dollars           currencies
                                                                                      --------------------  --------------------

                                                                                        Dec.       Jun.       Dec.       Jun.
                                                                                        1997       1997       1997       1997
                                                                                      ---------  ---------  ---------  ---------
  Total Trading Investments**
    Carrying value..................................................................      6,552     10,537      3,464      1,169
    Average balance during fiscal year to date......................................      9,121      9,084      2,603      1,237
    Net gains (losses) for the fiscal year to date(a)...............................         (2)        (3)         3         10
  Repurchase agreements and Securities loans:
    Carrying value..................................................................       (262)      (294)      (164)    --
    Average balance during fiscal year to date......................................       (505)      (716)       (58)       (80)
    Average yield (%)...............................................................       5.43       5.73       6.62     --
    Average maturity (years)........................................................       0.08       0.02       0.02     --
  Resale agreements:
    Carrying value..................................................................     --             95         35     --
    Average balance during fiscal year to date......................................        653        721         20         92
    Average yield (%)...............................................................     --           5.46       6.88     --
    Average maturity (years)........................................................     --           0.06       0.01     --
  Short sales:(b)
    Carrying value..................................................................         (*)       (92)       (36)    --
    Average balance during fiscal year to date......................................        (72)      (134)       (17)     (15)
  Net currency swaps:
    Carrying value..................................................................      5,611      4,571       (711)    (560)
    Average balance during fiscal year to date......................................      6,318      1,047     (1,058)     (142)
    Average yield (%)...............................................................       5.79       5.78       2.34       3.69
    Average maturity (years)........................................................       0.12       0.24       0.09       0.27
    Net cross-currency interest rate swaps:(c)
    Carrying value..................................................................      3,681     --         (1,867)    --
    Average balance during fiscal year to date......................................      1,176     --           (819)    --
    Net gains (losses) for the fiscal year to date(a)...............................          1     --              1     --
    Average yield (%)...............................................................       5.88     --           6.14     --
    Average maturity (years)........................................................       2.41     --           2.73     --



                                                                                              All
                                                                                           currencies
                                                                                      --------------------
                                                                                        Dec.       Jun.
                                                                                        1997       1997
                                                                                      ---------  ---------
  Total Trading Investments**
    Carrying value..................................................................     17,479     17,229
    Average balance during fiscal year to date......................................     18,801     13,781
    Net gains (losses) for the fiscal year to date(a)...............................         (9)         4
  Repurchase agreements and Securities loans:
    Carrying value..................................................................       (590)      (294)
    Average balance during fiscal year to date......................................       (628)      (830)
    Average yield (%)...............................................................       5.27       5.73
    Average maturity (years)........................................................       0.06       0.02
  Resale agreements:
    Carrying value..................................................................        162         97
    Average balance during fiscal year to date......................................        786      1,118
    Average yield (%)...............................................................       4.20       5.41
    Average maturity (years)........................................................       0.06       0.06
  Short sales:(b)
    Carrying value..................................................................       (105)       (92)
    Average balance during fiscal year to date......................................       (150)      (191)
  Net currency swaps:
    Carrying value..................................................................        310       (123)
    Average balance during fiscal year to date......................................        135         13
    Average yield (%)...............................................................       3.76       3.55
    Average maturity (years)........................................................       0.12       0.24
    Net cross-currency interest rate swaps:(c)
    Carrying value..................................................................        (68)    --
    Average balance during fiscal year to date......................................        (53)    --
    Net gains (losses) for the fiscal year to date(a)...............................          7     --
    Average yield (%)...............................................................       4.62     --
    Average maturity (years)........................................................       2.42     --

------------------------


a. Included in Net gains/losses on the trading portfolio in the income statement.

b. Included in Amounts payable for investment securities purchased on the Balance Sheet.

c.  Included in Currency Swaps-Trading on the Balance Sheet.

* Less than $0.5 million; ** May differ from the sum of individual figures due to rounding.

                                                  IBRD Financial Statements 25
------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS

------------------------------------------------------------------------------


    Held-to-maturity portfolio: The carrying and fair values of investment securities in the Held-to-maturity portfolio at December 31, 1997 and June 30, 1997 are as follows:

IN MILLIONS
-------------------------------------------------------------------------------

                                                                                         DECEMBER 31
                                                              -----------------------------------------------------------------
                                                                             AVERAGE        GROSS          GROSS
                                                               CARRYING       YIELD      UNREALIZED     UNREALIZED      FAIR
                                                                 VALUE         (%)          GAINS         LOSSES        VALUE
                                                              -----------  -----------  -------------  -------------  ---------
Government and agency obligations...........................   $   1,144         8.74     $     156      $  --        $   1,300
Time deposits...............................................         123         7.31        --             --              123
                                                              -----------         ---         -----            ---    ---------
Total.......................................................   $   1,267         8.61     $     156      $  --        $   1,423
                                                              -----------         ---         -----            ---    ---------
                                                              -----------         ---         -----            ---    ---------

-------------------------------------------------------------------------------



IN MILLIONS
-------------------------------------------------------------------------------

                                                                                                 JUNE 30
                                                               --------------------------------------------------------------
                                                                             AVERAGE        GROSS          GROSS
                                                               CARRYING       YIELD      UNREALIZED     UNREALIZED      FAIR
                                                                 VALUE         (%)          GAINS         LOSSES        VALUE
                                                              -----------  -----------  -------------  -------------  ---------
Government and agency obligations...........................   $   1,140         8.74     $     110      $  --        $   1,250
Time deposits...............................................         139         6.38        --             --              139
                                                              -----------         ---         -----            ---    ---------
Total.......................................................   $   1,279         8.49     $     110      $  --        $   1,389
                                                              -----------         ---         -----            ---    ---------
                                                              -----------         ---         -----            ---    ---------

-------------------------------------------------------------------------------
    At December 31, 1997 and June 30, 1997, the Held-to-maturity portfolio comprised investments in pounds sterling only. The annualized rate of return on average investments in the Held-to-maturity portfolio held during the six months ended December 31, 1997 was 8.45 percent (8.28 percent-December 31, 1996).

26 IBRD Financial Statements
------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)

------------------------------------------------------------------------------

    The expected maturities of investment securities in the Held-to-maturity portfolio at December 31, 1997 and June 30, 1997 are summarized below:

IN MILLIONS
-------------------------------------------------------------------------------

                                                                                                 DECEMBER 31
                                                                                    -------------------------------------
                                                                                                                 NET
                                                                                     CARRYING      FAIR      UNREALIZED
                                                                                       VALUE       VALUE        GAINS
                                                                                    -----------  ---------  -------------
January 1, 1998 through December 31, 1998.........................................   $     219   $     220    $       1
January 1, 1999 through December 31, 2002.........................................          75          78            3
January 1, 2003 through December 31, 2007.........................................         836         958          122
Thereafter........................................................................         137         167           30
                                                                                    -----------  ---------        -----
Total.............................................................................   $   1,267   $   1,423    $     156
                                                                                    -----------  ---------        -----
                                                                                    -----------  ---------        -----

-------------------------------------------------------------------------------



IN MILLIONS
-------------------------------------------------------------------------------

                                                                                                   JUNE 30
                                                                                    -------------------------------------
                                                                                                                 NET
                                                                                     CARRYING      FAIR      UNREALIZED
                                                                                       VALUE       VALUE        GAINS
                                                                                    -----------  ---------  -------------
July 1, 1997 through June 30, 1998................................................   $     139   $     139    $  --
July 1, 1998 through June 30, 2002................................................         172         177            5
July 1, 2002 through June 30, 2007................................................         255         277           22
Thereafter........................................................................         713         796           83
                                                                                    -----------  ---------        -----
Total.............................................................................   $   1,279   $   1,389    $     110
                                                                                    -----------  ---------        -----
                                                                                    -----------  ---------        -----

                                                    IBRD Financial Statements 27

--------------------------------------------------------------------------------
Notes to Financial Statements
--------------------------------------------------------------------------------

Note C-Loans, Cofinancing and Guarantees

Multicurrency Loans

Fixed rate loans: On loans negotiated prior to July 1982, IBRD charges interest at fixed rates.

Adjustable rate loans: In 1982 IBRD mitigated its interest rate risk by moving from fixed rate to adjustable rate lending. This rate, reset twice a year, is based on IBRD's own cost of qualified borrowings plus a 50 basis point spread, resulting in a pass-through of its average borrowing costs to those members that benefit from IBRD loans.

Single Currency Loans

Fixed rate loans: IBRD introduced fixed rate single currency loans in 1995. The rates charged on fixed rate single currency loans are set on semi-annual rate fixing dates for loan amounts disbursed during the preceding six-month period and remain fixed for such disbursed amounts until they are repaid. For the interim period from the date each disbursement is made until its rate fixing date, interest accrues at a variable rate equal to the rate on LIBOR-based single currency loans (PIBOR-based for French franc denominated loans) applicable for such interim period. The fixed lending rate comprises a base rate reflecting medium- to long-term market rates on the rate fixing date, plus a total spread consisting of (a) IBRD's funding cost margin for these loans, (b) a risk premium (intended to compensate IBRD for market risks incurred in funding these loans), and (c) a spread of 50 basis points.

LIBOR-based loans: IBRD introduced LIBOR-based single currency loans in 1993. The rates charged on LIBOR-based single currency loans are a direct pass-through of IBRD's cost of funding for these loans, and are reset semi-annually. They comprise a base rate equal to the six-month reference interbank offered rate for the applicable currency on the rate reset date and a total spread consisting of
(a) IBRD's average funding cost margin for these loans and (b) a spread of 50 basis points.

In December 1997 IBRD approved and disbursed a LIBOR-based single currency loan for $3,000 million. This loan carries an interest rate based on U.S. dollar six-month LIBOR plus a fixed spread of 100 basis points, and has a loan origination fee comprising 2 percent of the principal amount of the loan payable on effectiveness, 1 percent of the principal amount payable one year after effectiveness and 1/2 of 1 percent of the principal amount payable two years after effectiveness.

Loan Conversion Options

Since September 1996 IBRD has offered its borrowers the option to convert undisbursed amounts on existing multicurrency pool loans, for which the invitation to negotiate was issued prior to September 1, 1996, to single currency loan terms. At December 31, 1997, $14,531 million of undisbursed multicurrency pool loans had been converted to single currency loan terms, and $25 million remained to be converted at that date. Borrowers also have the option to convert disbursed multicurrency pool loan amounts (and undisbursed amounts not converted to single currency loan terms) on existing multicurrency pool loans, for which the invitation to negotiate was issued prior to September 1, 1996, to new single currency pool terms. Borrowers selecting single currency pool terms have a choice of four different pools (U.S. dollars, Japanese yen, Deutsche mark or Swiss francs). Each single currency pool is a multicurrency pool at inception, but will be adjusted to reach a level of at least 90 percent in the designated currency by July 1, 1999 and will be maintained at or above that level thereafter. The rates that will be charged on single currency pool loans will be variable based on the average cost of outstanding borrowings allocated to fund loans in each individual single currency pool plus a 50 basis point spread. The first date for conversions to single currency pool terms was July 1, 1997. The remaining conversion dates are January 1, 1998 and July 1, 1998, depending upon the date the conversion request is approved by IBRD. At December 31, 1997, borrowers had requested that $19,388 million of outstanding multicurrency pool loan amounts and $140 million of undisbursed multicurrency pool loan amounts be converted to single currency pool loan terms on January 1, 1998.

IBRD Financial Statements 28
-------------------------------------------------------------------------------
Notes to Financial Statements (Continued)
-------------------------------------------------------------------------------
Waivers of Loan Interest and Charges

On July 31, 1997, IBRD's Executive Directors approved a one-year interest waiver of 25 basis points on disbursed and outstanding loans for all payment periods commencing in the fiscal year ending June 30, 1998 for all eligible borrowers. A similar waiver of 25 basis points was in effect for the fiscal year ended June 30, 1997. In fiscal year 1995 IBRD's Executive Directors approved a one-time 10 basis point interest waiver, for two consecutive six-month interest periods, on multicurrency pool loans which a borrower converts from loan interest rate terms in effect between 1982 and 1989 to interest rate terms in effect since 1989. For the three and six months ended December 31, 1997, the combined effect of these waivers was to reduce Net Income by $61 million and $122 million, respectively, compared to $64 million and $131 million, for the respective fiscal year 1997 periods.

Further, on July 31, 1997, the Executive Directors approved a one-year commitment fee waiver of 50 basis points on undisbursed loans to all borrowers for all payment periods commencing in the fiscal year ending June 30, 1998. A similar waiver of 50 basis points was in effect for the fiscal year ended June 30, 1997. For the three and six months ended December 31, 1997, the effect of the commitment fee waiver was to reduce Net Income by $55 million and $109 million, respectively, compared to $58 million and $115 million, for the respective fiscal year 1997 periods.

                                                    IBRD Financial Statements 29

--------------------------------------------------------------------------------
Notes to Financial Statements
--------------------------------------------------------------------------------

A summary of IBRD's outstanding loans by currency and product at December 31, 1997 and June 30, 1997 follows:

In millions of U.S. dollars equivalent

                                             DECEMBER 31
                               ----------------------------------------
                                  MULTICURRENCY       SINGLE CURRENCY
                                    LOANS(A)              POOLS(B)
                               -------------------   ------------------
                                         WEIGHTED             WEIGHTED
                                         AVERAGE              AVERAGE
                                           RATE                 RATE
  CURRENCY/RATE TYPE           AMOUNT     (%)(C)     AMOUNT    (%)(C)
-----------------------------  -------  ----------   ------  ----------
Deutsche mark
  Fixed                        $1,447      8.74      $  17     11.55
  Adjustable                   24,651      6.54      2,178      6.54
Japanese yen
  Fixed                         1,307      8.79       --       --
  Adjustable                   23,576      6.54       --       --
Netherlands guilders
  Fixed                           117      8.41       --       --
  Adjustable                      727      6.54       --       --
Swiss francs
  Fixed                           771      7.95       --       --
  Adjustable                    2,233      6.54       --       --
U.S. dollars
  Fixed                         1,266      8.65        141     10.86
  Adjustable                   24,969      6.54      6,638      6.54
Others
  Fixed                           125      9.13       --       --
  Adjustable                    1,968      6.54       --       --
                               -------      ---      ------    -----
Loans outstanding
  Fixed                         5,033      8.61        158     10.93
  Adjustable                   78,124      6.54      8,816      6.54
                               -------      ---      ------    -----
Total                          $83,157     6.67      $8,974     6.62
                               -------      ---      ------    -----
                               -------      ---      ------    -----
Less accumulated provision for loan losses
Loans outstanding net of accumulated provision


                                   SINGLE CURRENCY LOANS            TOTAL LOANS
                               ------------------------------   --------------------
                                         WEIGHTED                          WEIGHTED
                                         AVERAGE     AVERAGE               AVERAGE
                                           RATE      MATURITY                RATE
  CURRENCY/RATE TYPE           AMOUNT     (%)(C)     (YEARS)     AMOUNT     (%)(C)
-----------------------------  -------  ----------   --------   --------  ----------
Deutsche mark
  Fixed                        $   32      5.94        6.67     $  1,496     8.71
  Adjustable                      212      3.85        7.88       27,041     6.52
Japanese yen
  Fixed                          --       --           --          1,307     8.79
  Adjustable                       15      0.70        3.82       23,591     6.53
Netherlands guilders
  Fixed                          --       --           --            117     8.41
  Adjustable                     --       --           --            727     6.54
Swiss francs
  Fixed                          --       --           --            771     7.95
  Adjustable                     --       --           --          2,233     6.54
U.S. dollars
  Fixed                         3,085      6.99        6.36        4,492     7.58
  Adjustable                   11,243      6.25        8.31       42,850     6.46
Others
  Fixed                           135      6.34        6.68          260     7.68
  Adjustable                        2      3.60        7.79        1,970     6.54
                               -------      ---         ---     --------      ---
Loans outstanding
  Fixed                         3,252      6.95        6.37        8,443     8.02
  Adjustable                   11,472      6.19        8.29       98,412     6.50
                               -------      ---         ---     --------      ---
Total                          $14,724     6.36        7.87      106,855     6.62
                               -------      ---         ---                   ---
                               -------      ---         ---                   ---
Less accumulated provision fo                                      3,250
                                                                --------
Loans outstanding net of accu                                   $103,605
                                                                --------
                                                                --------

------------------------

(a) See page 30.

(b) See page 31.

(c) See page 31.

IBRD Financial Statements 30

Notes to Financial Statements

In millions of U.S. dollars equivalent

                                                     JUNE 30
                               ---------------------------------------------------
                                  MULTICURRENCY
                                     LOANS(a)         SINGLE CURRENCY LOANS(b)
                               -------------------   -----------------------------
                                         WEIGHTED             WEIGHTED    AVERAGE
                                         AVERAGE              AVERAGE     MATURITY
  CURRENCY/RATE TYPE           AMOUNT   RATE (%)(C)   AMOUNT  RATE (%)(C)   (YEARS)
-----------------------------  -------  ----------   ------  ----------   --------
Deutsche mark
  Fixed                        $1,937      8.77      $--       --           --
  Adjustable                   27,269      6.70         83      3.48        7.07
Japanese yen
  Fixed                         1,954      8.87       --       --           --
  Adjustable                   30,154      6.70          5      0.81        3.51
Netherlands guilders
  Fixed                           179      8.42       --       --           --
  Adjustable                    1,155      6.70       --       --           --
Swiss francs
  Fixed                         1,064      8.02       --       --           --
  Adjustable                    3,438      6.70       --       --           --
U. S. dollars
  Fixed                         1,578      8.78      2,315      7.03        6.63
  Adjustable                   27,848      6.70      4,515      6.01        8.99
Others
  Fixed                           154      9.11        133      6.35        7.17
  Adjustable                    2,020      6.70          4      3.53        7.80
                               -------      ---      ------      ---         ---
Loans outstanding
  Fixed                         6,866      8.68      2,448      6.99        6.66
  Adjustable                   91,884      6.70      4,607      5.96        8.95
                               -------      ---      ------      ---         ---
Total                          $98,750     6.84      $7,055     6.32        8.16
                               -------      ---      ------      ---
Less accumulated provision for loan losses
Loans outstanding net of accumulated provision


                                   TOTAL LOANS
                               --------------------
                                          WEIGHTED
                                          AVERAGE
  CURRENCY/RATE TYPE            AMOUNT   RATE (%)(C)
-----------------------------  --------  ----------
Deutsche mark
  Fixed                        $  1,937     8.77
  Adjustable                     27,352     6.69
Japanese yen
  Fixed                           1,954     8.87
  Adjustable                     30,159     6.70
Netherlands guilders
  Fixed                             179     8.42
  Adjustable                      1,155     6.70
Swiss francs
  Fixed                           1,064     8.02
  Adjustable                      3,438     6.70
U. S. dollars
  Fixed                           3,893     7.74
  Adjustable                     32,363     6.60
Others
  Fixed                             287     7.83
  Adjustable                      2,024     6.69
                               --------      ---
Loans outstanding
  Fixed                           9,314     8.24
  Adjustable                     96,491     6.66
                               --------      ---
Total                           105,805     6.80
                               --------
Less accumulated provision fo     3,210
                               --------
Loans outstanding net of accu  $102,595
                               --------
                               --------

------------------------

(a) Average Maturity--Multicurrency loans. IBRD maintains a targeted currency composition in its multicurrency loans. The present target ratio is one U.S. dollar for every 125 Japanese yen and two Deutsche mark equivalents (consisting of Deutsche mark, Netherlands guilders and Swiss francs). These five major currencies comprise at least 90 percent of the multicurrency loans' U.S. dollar equivalent value, with the remainder in other currencies. This ratio has been maintained since 1991, and is reviewed periodically. The composition of the multicurrency loans is affected by the selection of currencies for disbursements on those loans and by the currencies selected for the billing of the principal repayments. Along with the selection of disbursement currencies, IBRD manages the selection of repayment currencies to maintain the alignment of the multicurrency loans' composition with the target ratio. The selection of currencies for repayment billing by IBRD precludes the determination of average maturity information for multicurrency loans by individual currency. Accordingly, IBRD only discloses the maturity periods for its multicurrency loans on a combined U.S. dollars equivalent basis.

                                                    IBRD Financial Statements 31

--------------------------------------------------------------------------------
Notes to Financial Statements
--------------------------------------------------------------------------------

(b) Average Maturity--Single Currency Pools. Each single currency pool is a multicurrency at inception, but will be adjusted to reach a level of at least 90% in the designated currency by July 1, 1999 and will be maintained at that level thereafter. The currency composition of these single currency pools is affected by IBRD's management of the selection of repayment currencies to the extent non-designated currencies remaining in these pools are selected for repayment. This varying selection of currencies for repayment precludes the determination of average maturity information for the single currency pools loans by individual currencies. Accordingly, IBRD only discloses the maturity periods for its single currency pool loans on a combined U.S. dollar equivalent basis.

(c) Excludes effects of any waivers of loan interest.

The maturity structure of IBRD's loans at December 31, 1997 and June 30, 1997 is as follows:

In millions

                                                            DECEMBER 31
                                   -------------------------------------------------------------
                                     MULTICURRENCY       SINGLE CURRENCY       SINGLE CURRENCY
                                         LOANS                POOLS                 LOANS
                           RATE    ------------------   ------------------   -------------------
PERIOD                     TYPE:   FIXED   ADJUSTABLE   FIXED   ADJUSTABLE    FIXED   ADJUSTABLE
-------------------------  -----   ------  ----------   -----   ----------   -------  ----------
January 1, 1998 through
  December 31, 1998......          $2,127   $ 7,979     $103      $1,051     $ --      $    31
January 1, 1999 through
  December 31, 2002......           2,659    30,951       55       3,839       1,128     1,662
January 1, 2003 through
  December 31, 2007......             242    28,537      --        2,845       1,835     6,898
Thereafter...............               5    10,657      --        1,081         289     2,881
                                   ------  ----------   -----   ----------   -------  ----------
Loans outstanding........          $5,033   $78,124     $158      $8,816     $ 3,252   $11,472
                                   ------  ----------   -----   ----------   -------  ----------
                                   ------  ----------   -----   ----------   -------  ----------


                                     ALL LOANS
                           -----------------------------
PERIOD                     FIXED   ADJUSTABLE    TOTAL
-------------------------  ------  ----------   --------
January 1, 1998 through
  December 31, 1998......  $2,230   $ 9,061     $ 11,291
January 1, 1999 through
  December 31, 2002......   3,842    36,452       40,294
January 1, 2003 through
  December 31, 2007......   2,077    38,280       40,357
Thereafter...............     294    14,619       14,913
                           ------  ----------   --------
Loans outstanding........  $8,443   $98,412     $106,855
                           ------  ----------   --------
                           ------  ----------   --------

In millions

                                                        JUNE 30
                                        ---------------------------------------
                                          MULTICURRENCY       SINGLE CURRENCY
                                              LOANS                POOLS
                                RATE    ------------------   ------------------
PERIOD                          TYPE:   FIXED   ADJUSTABLE   FIXED   ADJUSTABLE
------------------------------  -----   ------  ----------   ------  ----------
July 1, 1997 through June 30,
  1998........................          $2,844   $ 9,150     $ --      $    4
July 1, 1998 through June 30,
  2002........................           3,675    37,141        773       774
July 1, 2002 through June 30,
  2007........................             335    33,585      1,365     2,283
Thereafter....................              12    12,008        310     1,546
                                        ------  ----------   ------  ----------
Loans outstanding.............          $6,866   $91,884     $2,448    $4,607
                                        ------  ----------   ------  ----------
                                        ------  ----------   ------  ----------


                                          ALL LOANS
                                -----------------------------
PERIOD                          FIXED   ADJUSTABLE    TOTAL
------------------------------  ------  ----------   --------
July 1, 1997 through June 30,
  1998........................  $2,844   $ 9,154     $ 11,998
July 1, 1998 through June 30,
  2002........................   4,448    37,915       42,363
July 1, 2002 through June 30,
  2007........................   1,700    35,868       37,568
Thereafter....................     322    13,554       13,876
                                ------  ----------   --------
Loans outstanding.............  $9,314   $96,491     $105,805
                                ------  ----------   --------
                                ------  ----------   --------

32 IBRD Financial Statements
------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS


------------------------------------------------------------------------------

ESTIMATED VALUE OF LOANS

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans, nor is there a market of loans comparable to those made by IBRD.

Multicurrency loans and Single Currency Pools: The estimated value of fixed rate loans negotiated prior to July 1982 has been based on discounted future cash flows using the rate at which IBRD could undertake borrowings of comparable maturities at December 31, 1997 plus a 50 basis point spread. The estimated value of adjustable rate multicurrency loans and single currency pools is based on the relationship of the fair value to the carrying value of the underlying qualified borrowings, since the interest rate for such loans is based on the interest rate of the qualified borrowings.

Single Currency Loans: The estimated value of fixed rate single currency loans has been based on discounted future cash flows using the rate at which IBRD could make similar loans of comparable maturities at December 31, 1997. The estimated value of LIBOR-based single currency loans has been based on the relationship of the fair value to the carrying value of the underlying borrowings funding these loans.

The following table reflects the carrying and estimated values of the loan portfolio based on current borrowing rates net of the Accumulated Provision for Loan Losses at December 31, 1997 and June 30, 1997:

                                                                   DECEMBER 31                  JUNE 30
                                                            -------------------------  -------------------------
                                                              CARRYING       VALUE       CARRYING       VALUE
IN MILLIONS                                                     VALUE      ESTIMATED       VALUE      ESTIMATED
----------------------------------------------------------  -------------  ----------  -------------  ----------
Multicurrency loans
  Fixed...................................................   $     5,033   $    5,578   $     6,866   $    7,655
  Adjustable..............................................        78,124       83,650        91,884       99,775
Single currency pools
  Fixed... ...............................................           158          172            --           --
  Adjustable..............................................         8,816        9,686            --           --
Single currency loans
  Fixed...................................................         3,252        3,368         2,448        2,497
  Adjustable..............................................        11,472       11,790         4,607        4,844
                                                            -------------  ----------  -------------  ----------
Total loans
  Fixed...................................................         8,443        9,118         9,314       10,152
  Adjustable..............................................        98,412      105,126        96,491      104,619
                                                            -------------  ----------  -------------  ----------
                                                                 106,855      114,244       105,805      114,771
Less accumulated provision for loan losses..............           3,250        3,250         3,210        3,210
                                                            -------------  ----------  -------------  ----------
Loans outstanding net of accumulated provision..........    $    103,605   $  110,994   $  102 ,595   $  111,561
                                                            -------------  ----------  -------------  ----------
                                                            -------------  ----------  -------------  ----------


                                                  IBRD Financial Statemetns 33
------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS


------------------------------------------------------------------------------

COFINANCING AND GUARANTEES

IBRD has taken direct participations in, or provided partial guarantees of, loans syndicated by other financial institutions for projects or programs also financed by IBRD through regular loans. IBRD also has provided partial guarantees of securities issued by an entity eligible for IBRD loans. IBRD's partial guarantees of bond issues are included in the guarantees amount mentioned below. IBRD's direct participations in syndicated loans are included in the reported loan balances.

Guarantees of loan principal of $1,946 million at December 31, 1997 ($1,593 million-June 30, 1997) were not included in reported loan balances. At December 31, 1997, $385 million of these guarantees were subject to call ($148 million-June 30, 1997). IBRD has partially guaranteed the timely payment of interest amounts on certain loans that have been sold. At December 31, 1997, these guarantees, approximating $0.06 million ($0.5 million-June 30, 1997), were subject to call.

STATUTORY LENDING LIMIT

Under the Articles of Agreement, the total amount outstanding of callable guarantees, participations in loans, and direct loans made by IBRD may not be increased to an amount exceeding 100 percent of the sum of Subscribed Capital, reserves, and surplus. At December 31, 1997 and June 30, 1997, the status of the statutory lending limit is as follows:


IN MILLIONS                                                                               DECEMBER 31    JUNE 30
----------------------------------------------------------------------------------------  ------------  ----------
Statutory lending limit
  Subscribed capital....................................................................   $  186,436   $  182,426
  Retained earnings.....................................................................      15,9391       16,194
  Cumulative translation adjustment.....................................................         (616)          85
                                                                                          ------------  ----------
                                                                                           $  201,759   $  198,705
                                                                                          ------------  ----------
                                                                                          ------------  ----------
Loans and guarantees outstanding
  Loans outstanding.....................................................................   $  106,855   $  105,805
  Principal guarantees callable.........................................................          385          148
  Interest guarantees callable..........................................................           --           --
                                                                                          ------------  ----------
                                                                                           $  107,240   $  105,954
                                                                                          ------------  ----------
                                                                                          ------------  ----------
Loans and guarantees outstanding as a percentage of statutory lending limit...........             53%          53%

------------------------
a. Excludes allocations of $150 million for transfer to MIGA recommended by the Executive Directors to the Board of Governors. See Note F.


OVERDUE AMOUNTS

At December 31, 1997, principal installments of $0.2 million and interest and other charges of $0.07 million payable to IBRD on loans, other than those referred to in the following paragraph, were overdue by more than three months, and the aggregate principal amounts outstanding on these loans were $2 million.

34 IBRD Financial Statements
------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)


------------------------------------------------------------------------------

At December 31, 1997, the loans made to or guaranteed by certain member countries and the FRY with an aggregate principal balance outstanding of $2,103 million ($2,360 million-June 30, 1997), of which $1,102 million ($1,314 million-June 30, 1997) was overdue, were in nonaccrual status. At such date, overdue interest and other charges in respect of these loans totaled $929 million ($893 million-June 30, 1997). If these loans had not been in nonaccrual status, income from loans for the three and six months ended December 31, 1997 would have been higher by $25 million and $56 million, respectively, compared to $36 million and $80 million for the respective fiscal year 1997 periods.

A summary of countries with loans or guarantees in nonaccrual status follows:


IN MILLIONS
--------------------------------------------------------------------------------------------------------------------
                                                                                DECEMBER 31
                                                        -----------------------------------------------------------
                                                          PRINCIPAL            PRINCIPAL AND           NONACCRUAL
BORROWER                                                 OUTSTANDING          CHARGES OVERDUE            SINCE
------------------------------------------------------  ------------           ------------------   --------------
With overdues
  Congo, Democratic Republic of.......................     $      82                $   80           November 1993
  Congo, Republic of..................................            73                    16           November 1997
  Iraq................................................            43                    68           December 1990
  Liberia.............................................           136                   254           June 1987
  Sudan...............................................             6                     4           January 1994
  Syrian  Arab Republic...............................            85                   248           February 1987
  Yugoslavia, Federal Republic of (Serbia/
    Montenegro).......................................         1,112                 1,361           September 1992
                                                              ------                 ------
  Total...............................................         1,537                 2,031

Without overdues
  Bosnia and Herzegovina..............................           566                    --           September 1992
                                                              ------                 ------

Total.................................................     $   2,103              $   2,031
                                                              ------                 ------
                                                              ------                 ------

------------------------

On July 27, 1997, the Syrian Arab Republic and IBRD entered into an agreement covering, among other things, the application of payments by Syria of its overdue principal, interest, and charges. Under this agreement, Syria paid the overdue principal to IBRD in one payment of $263 million on September 2, 1997.

On November 3, 1997, loans made to or guaranteed by the Republic of Congo were placed in nonaccrual status.

On January 15, 1998, loans made to or guaranteed by Sierra Leone were placed in nonaccrual status. The aggregate principal balance outstanding on these loans at December 31, 1997 was $2 million, of which $0.2 million was overdue. At December 31, 1997, overdue interest and other charges in respect of these loans totalled $0.07 million. Income previously accrued on these loans but not yet received at December 31, 1997, amounting to $0.1 million, was included in Retained Earnings and Income from loans for the six months ended December 31, 1997.

In connection with the cessation of the membership of the SFRY discussed in Note A, in February 1993 IBRD reached an agreement with the FRY for the apportionment and service of debt due to IBRD on loans made to or guaranteed by the SFRY and assumed by the FRY, which confirmed a February 1992 interim agreement between the SFRY (then consisting of the

                                                  IBRD Financial Statements 35
------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)


------------------------------------------------------------------------------

Republics of Bosnia and Herzegovina, Macedonia, Montenegro and Serbia) and IBRD pertaining, among other things, to such loans. As of the date hereof, no debt-service payments have been received by IBRD from the FRY.

In June 1996 the accumulated arrears on loans to the former SFRY assumed by Bosnia and Herzegovina were cleared through three new consolidation loans extended by IBRD. These new loans consolidated all outstanding principal and overdue interest on the loans assumed by Bosnia and Herzegovina. This resulted in an increase in loans outstanding of $168 million and the deferral of the recognition of the related interest income.

The average recorded investment in nonaccruing loans during the three and six months ended December 31, 1997 was $2,086 million and $2,188 million, respectively, compared to $2,476 million and $2,506 million for the respective fiscal year 1997 periods.

During the six months ended December 31, 1997 and December 31, 1996, no loans came out of nonaccrual status.

ACCUMULATED PROVISION FOR LOAN LOSSES

IBRD has never suffered a loss on any of its loans, with the exception of losses resulting from the difference between the present value of payments for interest and charges made according to the related loan's contractual terms and the present value of its expected future cash flows discounted at the loan's contractual rates. Certain borrowers have found it difficult to make timely payments for protracted periods, resulting in their loans being placed in nonaccrual status. Several borrowers have emerged from nonaccrual status after a period of time by bringing up-to-date all principal payments and all overdue service payments, including interest and other charges. In an attempt to recognize the risk inherent in these and any other potential overdue payments, IBRD maintains a provision for loan losses.

An analysis of the changes to the Accumulated Provision for Loan Losses for the six months ended December 31, 1997 and the fiscal year ended June 30, 1997 appears below:


IN MILLIONS
--------------------------------------------------------------------------------------------------------------------
                                                                                             DECEMBER 31    JUNE 30
                                                                                            -------------  ---------
Balance, beginning of the fiscal year.....................................................    $   3,210    $   3,340
Provision for loan losses.................................................................          180           63
Translation adjustment....................................................................         (140)        (193)
                                                                                                 ------    ---------
Balance, end of the period................................................................    $   3,250    $   3,210
                                                                                                 ------    ---------
                                                                                                 ------    ---------


IBRD has endorsed a multilateral initiative for addressing the debt problems of a group of countries identified as heavily indebted poor countries (HIPCs) to ensure that the reform efforts of these countries will not be put at risk by unsustainable external debt burdens. Under this initiative, creditors are to provide enhanced debt relief for those countries that demonstrated good policy performance over an extended period to bring their debt burdens to sustainable levels. IBRD has taken the situation of these countries into account in its review of the adequacy of the Accumulated Provision for Loan Losses.

FIFTH DIMENSION PROGRAM

Under IDA's Fifth Dimension program established in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program.

36 IBRD Financial Statemetns
------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)


------------------------------------------------------------------------------

Such supplementary IDA credits are allocated to countries that meet specified conditions, in proportion to each country's interest payments due that year on its pre-September 1988 IBRD loans. To be eligible for such IDA supplemental credits, a member country must meet IDA's eligibility criteria for lending, must be ineligible for IBRD lending and must not have had an IBRD loan approved within the last twelve months. To receive a supplemental credit from the program, a member country cannot be more than 60 days overdue on its debt-service payments to IBRD or IDA. At December 31, 1997, IDA had approved credits of $1,616 million ($1,526 million-June 30, 1997) under this program from inception, of which $1,514 million ($1,435 million-June 30, 1997) had been disbursed to the eligible countries.


NOTE D-BORROWINGS

Providing liquidity and minimizing the cost of funds are key objectives to IBRD's overall borrowing strategy. IBRD uses swaps in its borrowing strategy to lower the overall cost of its borrowings for those members who benefit from IBRD loans. IBRD undertakes swap transactions with a list of authorized counterparties. Credit limits have been established for each counterparty.

Currency swaps: Currency swaps are privately negotiated agreements between two parties to exchange cashflows denominated in different currencies at one or more certain times in the future. The cashflows are based on a predetermined formula reflecting fixed rates of interest and an exchange of principal.

Interest rate swaps: Interest rate swaps are agreements which transform a fixed rate payment obligation in a particular currency into a floating rate obligation in that currency or vice-versa.

Forward interest rate swaps: A forward interest rate swap is an agreement under which the cash flow exchanges of the underlying interest rate swaps would begin to take effect from a specified date.

Swaptions: A swaption is an option that gives the holder the right to enter into an interest rate or currency swap at a certain future date.

Deferred rate setting (DRS) agreements: DRS allows an entity to fix the effective interest cost of all or a portion of debt issues over a specified period of time after the issue date of the respective debt issues. IBRD enters into DRS agreements in conjunction with some of its bond issues. The agreements provide for payments to be made to or by IBRD reflecting gain or loss on one or more government securities or related financial instruments. The potential credit loss to IBRD from nonperformance is limited to any amounts due, but unsettled, from the financial intermediary. However, periodic mark-to-market settlements on these agreements limit this risk. At December 31, 1997 and June 30, 1997, the effective interest cost of all principal amounts had been fixed.

                                                  IBRD Financial Statements 37
------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

A summary of IBRD's borrowings portfolio at December 31, 1997 and June 30, 1997 follows:

Medium- and Long-term Borrowings and Swaps at December 31, 1997

In millions of U.S. dollars equivalent
------------------------------------------------------------------------------

                                                                        CURRENCY
                                     DIRECT BORROWINGS              SWAP AGREEMENTS
                                  ------------------------   ------------------------------
                                           WGTD.                            WGTD.
                                           AVG.   AVERAGE       AMOUNT      AVG.   AVERAGE
                         RATE              COST   MATURITY     PAYABLE      COST   MATURITY
CURRENCY                 TYPE     AMOUNT    (%)   (YEARS)    (RECEIVABLE)    (%)   (YEARS)
--------------------  ----------  -------  -----  --------   ------------   -----  --------
Deutsche mark.......  Fixed       $11,999  6.51     5.17       $  4,242     7.43      2.41
                                                                 (1,923)    6.08      6.35
                      Adjustable..    197  7.07     5.61          9,321     3.50      2.51
                                                                   (133)    3.30      3.89
Japanese yen........  Fixed       18,571   5.14     4.63          2,518     1.15      0.49
                                                                 (3,010)    5.45      4.97
                      Adjustable..  1,071  1.63     2.16            443     0.04      0.70
                                                                   (204)    1.03      7.86
Netherlands
  guilders..........  Fixed        1,248   7.14     4.12         --          --      --
                                                                   (802)    7.53      2.77
Swiss francs          Fixed        3,934   5.81     5.38          1,819     5.18      2.51
                                                                 (3,893)    5.54      2.65
                      Adjustable..   --     --      --              782     0.77      2.20
U. S. dollars         Fixed       23,635   7.37     6.87          3,691     9.35      4.32
                                                                 (3,476)    7.01      1.26
                      Adjustable..    925  5.33     4.14         17,586     5.55      6.23
                                                                 (4,480)    5.61      1.85
Others..............  Fixed       20,698   8.53     5.19            606     6.63      3.12
                                                                (19,164)    8.27      4.89
                      Adjustable..  2,326  4.90     4.97             35     3.53      7.91
                                                                 (2,649)    4.94      5.03
                                  -------  -----  --------   ------------
Total...............  Fixed       80,085   6.94     5.55         12,876
                                                                (32,268)
                      Adjustable..  4,519  4.30     4.16         28,167
                                                                 (7,466)
                                  -------  -----  --------   ------------
Principal at face
  value.............  84,604        6.80   5.47    1,309
Net unamortized
  premium...........  42                                                             --
                                  -------  -----  --------   ------------
Total...............  $84,646       6.80   5.47    $1,309                           $--
                                  -------  -----  --------   ------------
                                  -------  -----  --------   ------------

                               INTEREST RATE
                              SWAP AGREEMENTS              NET CURRENCY OBLIGATIONS
                      -------------------------------   ------------------------------
                        NOTIONAL     WGTD.                             WGTD.
                         AMOUNT      AVG.    AVERAGE       AMOUNT      AVG.   AVERAGE
                        PAYABLE      COST    MATURITY     PAYABLE      COST   MATURITY
CURRENCY              (RECEIVABLE)    (%)    (YEARS)    (RECEIVABLE)    (%)   (YEARS)
--------------------  ------------   -----   --------   ------------   -----  --------
Deutsche mark.......    $  6,155     6.66       2.53     $  22,396     6.73     3.92
                          (3,109)    5.23       4.13        (5,032)    5.55     4.98
                           3,165     3.61       4.17        12,683     3.58     2.97
                          (6,211)    3.40       2.56        (6,344)    3.40     2.59
Japanese yen........       1,882     3.60       1.36        22,971     4.57     3.91
                          (2,708)    3.04       3.93        (5,718)    4.30     4.48
                           2,708     0.57       3.93         4,222     0.78     3.14
                          (1,882)    1.26       1.36        (2,086)    1.23     2.00
Netherlands
  guilders..........      --          --       --            1,248     7.14     4.12
                                                              (802)    7.53     2.77
Swiss francs                 782     7.11       2.27         6,535     5.79     4.21
                                                            (3,893)    5.54     2.65
                                                               782     0.77     2.20
                            (782)    1.79       2.27          (782)    1.79     2.27
U. S. dollars              9,728     6.56       2.86        37,054     7.35     5.56
                         (12,678)    6.29       5.74       (16,154)    6.44     4.77
                          12,704     5.72       5.74        31,215     5.61     5.96
                          (9,753)    5.83       2.87       (14,233)    5.76     2.55
Others..............         114     5.75       6.68        21,418     8.46     5.14
                            (412)    7.13       5.20       (19,576)    8.25     4.90
                             412     3.53       5.20         2,773     4.68     5.04
                            (115)    3.69       6.68        (2,764)    4.89     5.10
                      ------------                      ------------   -----  --------
Total...............      18,661                           111,622     6.77     4.72
                         (18,907)                          (51,175)    6.75     4.61
                          18,989                            51,675     4.60     4.89
                         (18,743)                          (26,209)    4.62     2.77
                      ------------                      ------------   -----  --------
Principal at face
  value.............                                        85,913     6.13     5.48
Net unamortized
  premium...........                                            42
                      ------------                      ------------   -----  --------
Total...............                                     $  85,955     6.13     5.48
                      ------------                      ------------   -----  --------
                      ------------                      ------------   -----  --------

38  IBRD Financial Statements
------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

    Medium- and Long-term Borrowings and Swaps at June 30, 1997

    In millions of U.S. dollars equivalent

                                                                        CURRENCY
                                     DIRECT BORROWINGS              SWAP AGREEMENTS
                                  ------------------------   ------------------------------
                                           WGTD.                            WGTD.
                                           AVG.   AVERAGE       AMOUNT      AVG.   AVERAGE
                         RATE              COST   MATURITY     PAYABLE      COST   MATURITY
CURRENCY                 TYPE     AMOUNT    (%)   (YEARS)    (RECEIVABLE)    (%)   (YEARS)
--------------------  ----------  -------  -----  --------   ------------   -----  --------
Deutsche mark.......  Fixed       $12,468  6.58     5.43       $  3,071     7.47      2.33
                                                                   (393)    5.93     14.05
                      Adjustable     203   7.54     6.12          8,921     3.05      2.98
                                                                    (22)    5.58      0.99
Japanese yen........  Fixed       24,501   5.15     4.48            529     5.63      2.39
                                                                 (1,251)    5.99      6.07
                      Adjustable   1,223   1.83     2.66            506     0.05      1.20
                                                                    (44)    4.45     14.98
Netherlands
  guilders..........  Fixed        1,873   7.25     3.28             80     6.31      0.19
                                                                 (1,123)    7.62      2.05
Swiss francs........  Fixed        3,916   6.02     5.63          1,862     5.20      2.94
                                                                 (3,050)    5.79      2.84
                      Adjustable    --      --      --              780     0.74      2.70
U. S. dollars.......  Fixed       23,725   7.49     6.63            178     8.98      2.99
                                                                 (1,023)    9.19      3.12
                      Adjustable   1,213   5.14     3.59         12,111     5.49      6.26
                                                                 (2,511)    5.57      2.31
Others..............  Fixed       18,112   8.71     4.80            157     8.34      2.09
                                                                (16,029)    8.59      4.43
                      Adjustable   1,798   5.92     4.95             13     10.85     0.32
                                                                 (2,149)    5.61      5.08
                                  -------  -----  --------   ------------
Total...............  Fixed       84,595   6.86     5.32          5,877
                                                                (22,869)
                      Adjustable   4,437   4.65     4.00         22,331
(4,726).............                       (16,122)                         (20,848)    4.31
                                  -------  -----  --------   ------------
Principal at face
  value.............  89,032        6.75   5.25      613                            89,645
Net unamortized
  discount..........                  (1 )
                                  -------  -----  --------   ------------
                                  -------  -----  --------   ------------
Total...............  $89,031       6.75   5.25    $ 613                            $--
                                  -------  -----  --------   ------------
                                  -------  -----  --------   ------------

                               INTEREST RATE
                              SWAP AGREEMENTS              NET CURRENCY OBLIGATIONS
                      -------------------------------   ------------------------------
                        NOTIONAL     WGTD.                             WGTD.
                         AMOUNT      AVG.    AVERAGE       AMOUNT      AVG.   AVERAGE
                        PAYABLE      COST    MATURITY     PAYABLE      COST   MATURITY
CURRENCY              (RECEIVABLE)    (%)    (YEARS)    (RECEIVABLE)    (%)   (YEARS)
--------------------  ------------   -----   --------   ------------   -----  --------
Deutsche mark.......    $  6,800     6.93       2.74     $  22,339     6.81     4.19
                          (2,878)    5.25       4.48        (3,271)    5.33     5.63
                           2,936     3.24       4.53        12,060     3.17     3.41
                          (6,858)    3.35       2.78        (6,880)    3.35     2.77
Japanese yen........       2,148     3.60       1.87        27,178     5.04     4.23
                          (3,123)    3.02       4.39        (4,374)    3.85     4.86
                           3,123     0.57       4.39         4,852     0.83     3.62
                          (2,148)    1.34       1.87        (2,192)    1.41     2.13
Netherlands
  guilders..........      --          --       --            1,953     7.21     3.15
                          (1,123)    7.62       2.05
Swiss francs........         780     7.11       2.77         6,558     5.91     4.52
                                                            (3,050)    5.79     2.84
                                                               780     0.74     2.70
                            (780)    1.73       2.77          (780)    1.73     2.77
U. S. dollars.......       6,095     6.81       3.67        29,998     7.36     6.01
                         (10,518)    6.29       5.69       (11,541)    6.55     5.46
                          10,646     5.77       5.64        23,970     5.59     5.85
                          (6,223)    5.78       3.62        (8,734)    5.72     3.24
Others..............         113     5.77       7.17        18,382     8.68     4.79
                            (424)    7.12       5.73       (16,453)    8.55     4.46
                             424     3.35       5.73         2,235     5.46     5.07
                            (113)    3.46       7.17        (2,262)    5.50     5.18
                      ------------                      ------------   -----  --------
Total...............      15,936                           106,408     6.79     4.82
                         (16,943)                          (39,812)    6.95     4.70
                          17,129                            43,897     4.31     4.83
(4,726).............        3.16
                      ------------                      ------------   -----  --------
Principal at face
  value.............        6.07     5.26
Net unamortized
  discount..........      --                                    (1)
                      ------------                      ------------   -----  --------
                      ------------                      ------------   -----  --------
Total...............    $ 89,644                6.07          5.26
                      ------------                      ------------   -----  --------
                      ------------                      ------------   -----  --------

    Short-term Borrowings and Swaps at December 31, 1997 and June 30, 1997

                                                  IBRD Financial Statements 39
------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

    In millions of U. S. dollars equivalent

                                                            DECEMBER 31                               JUNE 30
                                  ---------------------------------------------------------------   -----------
                                                                 INTEREST
                                                  CURRENCY         RATE                     WGTG.
                                                    SWAP           SWAP           NET       AVG.
                         RATE      PRINCIPAL      PAYABLE        PAYABLE       CURRENCY     COST     PRINCIPAL
CURRENCY                 TYPE     OUTSTANDING   (RECEIVABLE)   (RECEIVABLE    OBLIGATIONS    (%)    OUTSTANDING
--------------------  ----------  -----------   ------------   ------------   -----------   -----   -----------
Czech koruny........  Fixed         $   233       $--             $--          $    233     11.87     $  220
                                                     (233)        --               (233)    11.87
Deutsche mark.......  Adjustable     --               614         --                614     3.25       --
Italian lire........  Fixed              46        --             --                 46     6.43         148
                                                      (46)        --                (46)    6.43
                      Adjustable         43        --             --                 43     6.79       --
                                                      (43)        --                (43)    6.66
Japanese yen........  Fixed          --            --             --             --          --           95
                                                                                                         (95)
New Zealand
  dollars...........  Fixed          --            --             --             --          --          137
                                                                                                        (137)
Slovak koruny.......  Fixed              65        --             --                 65     12.65         67
                                                      (65)        --                (65)    12.65
U. S. dollars.......  Fixed          10,352            46         --             10,398     5.66       4,115
                                                                   (100)           (100)    5.72
                      Adjustable      1,850         1,335           100           3,285     5.35       2,200
                                                     (445)        --               (445)    5.34        (112)
South African
  rand..............  Fixed           1,076        --             --              1,076     14.76        657
                                                   (1,076)        --             (1,076)    14.76
                                  -----------   ------------      -----       -----------   -----   -----------
Total...............  Fixed          11,772            46         --             11,818     6.65       5,439
                                                   (1,420)         (100)         (1,520)    13.38
                      Adjustable      1,893         1,949           100           3,942     5.04       2,200
                                                     (488)                         (488)    5.45
                                  -----------   ------------      -----       -----------   -----   -----------
Principal at face
  value.............  13,665             87        --            13,752            5.49     7,639         43
Net unamortized
  premium...........                      5                                           5                    9
                                  -----------   ------------      -----       -----------   -----   -----------
Total...............  $13,670       $    87       $--            1$3,757           5.49     $7,648    $   43
                                  -----------   ------------      -----       -----------   -----   -----------
                                  -----------   ------------      -----       -----------   -----   -----------


                                       INTEREST
                        CURRENCY         RATE                     WGTG.
                          SWAP           SWAP           NET        AVG.
                        PAYABLE        PAYABLE       CURRENCY      COST
CURRENCY              (RECEIVABLE)   (RECEIVABLE    OBLIGATIONS    (%)
--------------------  ------------   ------------   -----------   ------
Czech koruny........    $--            $--            $   220      10.88
                           (220)        --               (220)     10.88
Deutsche mark.......        394         --                394       2.80
Italian lire........     --             --                148       6.80
                           (148)        --               (148)      6.80
                         --             --             --           --

Japanese yen........         88         --                183       3.16
                         --                (95)          5.93
New Zealand
  dollars...........     --             --                137       7.96
                         --               (137)          7.96
Slovak koruny.......     --             --                 67      12.65
                            (67)        --                (67)     12.65
U. S. dollars.......        120         --              4,235       5.46
                                          (900)          (900)      4.65
                            877            900          3,977       5.31
                         --               (112)          5.40
South African
  rand..............     --             --                657      15.07
                           (657)        --               (657)     15.07
                      ------------   ------------   -----------   ------
Total...............        208         --              5,647       6.90
                         (1,324)          (900)        (2,224)      8.99
                          1,271            900          4,371       5.09
                           (112)                         (112)      5.40
                      ------------   ------------   -----------   ------
Principal at face
  value.............     --              7,682           5.28
Net unamortized
  premium...........                                        9
                      ------------   ------------   -----------   ------
Total...............    $--            $ 7,691           5.28
                      ------------   ------------   -----------   ------
                      ------------   ------------   -----------   ------

40  IBRD Financial Statements
------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

    The maturity structure of IBRD's Medium-and Long-term borrowings outstanding at December 31, 1997 and June 30, 1997 is as follows:

IN MILLIONS

PERIOD                                                                                                DECEMBER 31
----------------------------------------------------------------------------------------------------  ------------
January 1, 1998 through December 31, 1998...........................................................   $   10,034
January 1, 1999 through December 31, 1999...........................................................       14,123
January 1, 2000 through December 31, 2000...........................................................        9,767
January 1, 2001 through December 31, 2001...........................................................        7,757
January 1, 2002 through December 31, 2002...........................................................       11,865
January 1, 2003 through December 31, 2007...........................................................       22,372
Thereafter..........................................................................................        8,686
                                                                                                      ------------
Total...............................................................................................   $   84,604
                                                                                                      ------------
                                                                                                      ------------

IN MILLIONS

PERIOD                                                                                                    JUNE 30
-------------------------------------------------------------------------------------------------------  ---------
July 1, 1997 through June 30, 1998.....................................................................  $  13,185
July 1, 1998 through June 30, 1999.....................................................................      9,492
July 1, 1999 through June 30, 2000.....................................................................     17,430
July 1, 2000 through June 30, 2001.....................................................................      8,173
July 1, 2001 through June 30, 2002.....................................................................      9,498
July 1, 2002 through June 30, 2007.....................................................................     21,806
Thereafter.............................................................................................      9,448
                                                                                                         ---------
Total..................................................................................................  $  89,032
                                                                                                         ---------
                                                                                                         ---------

                                                 IBRD Financial Statements 41
-----------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS

-----------------------------------------------------------------------------

   The following table reflects the carrying and estimated fair values of the borrowings portfolio at December 31, 1997 and June 30, 1997:



IN MILLIONS
------------------------------------------------------------------------------------------------------------------
                                                                           DECEMBER 31              JUNE 30
                                                                      ---------------------  ---------------------
                                                                      CARRYING   ESTIMATED   CARRYING   ESTIMATED
                                                                        VALUE    FAIR VALUE    VALUE    FAIR VALUE
                                                                      ---------  ----------  ---------  ----------
  Short-term........................................................  $  13,670  $   13,741  $   7,648  $    7,699
  Medium- and long-term.............................................     84,646      92,593     89,031      96,310
  Swaps
    Currency
      Payable.......................................................     43,038      43,872     29,687      30,098
      Receivable....................................................    (41,642)    (43,708)   (29,031)    (30,375)
    Interest rate...................................................         --         (51)        --         654
    Swaptions.......................................................         --          --         --           1
                                                                      ---------  ----------  ---------  ----------
  Total.............................................................  $  99,712  $  106,447  $  97,335  $  104,387
                                                                      ---------  ----------  ---------  ----------
                                                                      ---------  ----------  ---------  ----------
------------------------------------------------------------------------------------------------------------------

   The estimated fair values are based on quoted market prices where such prices are available. Where no quoted market price is available, the fair value is estimated based on the cost at which IBRD could currently undertake borrowings with similar terms and remaining maturities, using the secondary market yield curve. The fair value of swaps represents the estimated cost of replacing these contracts on that date.

Note E--Credit Risk

    Country Credit Risk: This risk includes potential losses arising from protracted arrears on payments from borrowers. IBRD manages country credit risk through individual country exposure limits according to creditworthiness. These exposure limits are tied to performance on macroeconomic and structural policies. In addition, IBRD establishes absolute limits on the share of outstanding loans to any individual borrower. The country credit risk is further managed by financial incentives such as pricing loans using IBRD's own cost of borrowing and partial interest charge waivers conditioned on timely payment that give borrowers self-interest in IBRD's continued strong intermediation capacity. Collectibility risk is covered by the Accumulated Provision for Loan Losses. IBRD also uses a simulation model to assess the adequacy of its reserves in the case a major borrower, or group of borrowers, stops servicing its loans for an extended period of time.

    Commercial Credit Risk: For the purpose of risk management, IBRD is party to a variety of financial instruments, certain of which involve elements of credit risk in excess of the amount recorded on the balance sheet. Credit risk exposure represents the maximum potential accounting loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. Additionally, the nature of the instruments involve contract value and notional principal amounts that are not reflected in the basic financial statements. For both on-and off-balance sheet securities, IBRD limits trading to a list of authorized dealers and counterparties. Credit risk is controlled through application of eligibility criteria and volume limits for transactions with individual counterparties and through the expanding use of mark-to-market collateral arrangements for swap transactions. IBRD may also accept collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

42 IBRD Financial Statements
-----------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)

-----------------------------------------------------------------------------


NOTES TO FINANCIAL SATEMENTS(Continued)

    The contract value/notional amounts and credit risk exposure, as applicable, of these financial instruments at December 31, 1997 and June 30, 1997 are given below:




IN MILLIONS
--------------------------------------------------------------------------------------------------------------------
                                                                                           DECEMBER 31    JUNE 30
                                                                                            -------------  ---------
INVESTMENTS--TRADING PORTFOLIO
Futures and forwards
  - Long position.........................................................................    $   8,082    $   6,620
  - Short position........................................................................        3,167        6,675
  - Credit exposure due to potential nonperformance by counterparties.....................            4            1
Options
  - Long position.........................................................................           --          134
Currency Swaps
  - Credit exposure due to potential nonperformance by counterparties.....................          319           36
BORROWINGS PORTFOLIO
Currency swaps
  - Credit exposure due to potential nonperformance by counterparties.....................        1,748        1,255
Interest rate swaps
  - Notional principal....................................................................       37,750       33,965
  - Credit exposure due to potential nonperformance by counterparties.....................          938          393
Swaptions
  - Notional principal....................................................................           30           74
---------------------------------------------------------------------------------------------------------------------


Note F--Retained Earnings, Allocations and Transfers

Retained Earnings: Retained Earnings comprises the following elements at December 31, 1997 and June 30, 1997:






          IN MILLIONS
          -----------------------------------------------------------------------------------------------
                                                                                   DECEMBER 31    JUNE 30
                                                                                  ------------  ---------
          Special reserve......................................................   $      293   $     293
          General reserve......................................................       14,659      14,159
          Pension reserve......................................................          112          --
          Surplus..............................................................          576         457
          Unallocated net income...............................................          449       1,285
                                                                                  ------------  ---------
          Total................................................................   $   16,089   $  16,194
                                                                                  ------------  ---------
                                                                                  ------------  ---------

          -----------------------------------------------------------------------------------------------

    On July 31, 1997, the Executive Directors allocated $500 million of the net income earned in the fiscal year ended June 30, 1997 to the General Reserve and $112 million to the Pension Reserve, representing the difference between actual funding of the Staff Retirement Plan (the Plan) and the Plan's accounting expenses for the fiscal year 1997. On September 25, 1997, the

                                                 IBRD Financial Statements 43
-----------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS

-----------------------------------------------------------------------------


    Board of Governors approved the following transfers out of unallocated Net
Income: an amount equivalent to $304 million in SDRs (valued at June 30, 1997) to IDA by way of grant, an immediate grant of $250 million to the Heavily Indebted Poor Countries Debt Initiative Trust Fund, and $119 million to Surplus. On December 18, 1997 the Executive Directors recommended that the Board of Governors approve a transfer from Surplus, by way of grant, in the amount of $150 million to MIGA to be used as part of MIGA's capital resources to strengthen its financial position. As this recommendation had not been approved by the Board of Governors at December 31, 1997, no payable has been recognized.

    Transfers to International Development Association: The Board of Governors had approved aggregate transfers through June 30, 1997 to IDA totaling $5,431 million from unallocated Net Income. On September 25, 1997, the Board of Governors approved a transfer to IDA, by way of grant, of $304 million in an equivalent amount in SDRs out of unallocated Net Income. At December 31, 1997, there was no payable to IDA.

    Transfers to Debt Reduction Facility for IDA-Only Countries: The Board of Governors had approved aggregate transfers through June 30, 1997 to the Debt Reduction Facility for IDA-Only Countries totaling $300 million. At December 31, 1997, $128 million ($118 million--June 30, 1997) remained payable.

    Transfer to Trust Fund for Gaza and West Bank: The Board of Governors had approved aggregate transfers through June 30, 1997 to the Trust Fund for Gaza and West Bank, totaling $230 million. At December 31, 1997, $22 million ($83 million--June 30, 1997) remained payable.

    Transfers to the Heavily Indebted Poor Countries Debt Initiative Trust
Fund: At June 30, 1997, the Board of Governors had approved aggregate transfers to the HIPC Debt Initiative Trust Fund totaling $500 million. On September 25, 1997, the Board of Governors approved a transfer to the HIPC Debt Initiative Trust Fund, by way of grant, of $250 million out of unallocated Net Income. At December 31, 1997, there was no payable to the HIPC Debt Initiative Trust Fund.

Note G--Administrative Expenses and Contributions to Special Programs

    In fiscal year 1995 the Executive Directors authorized expenditures for costs associated with planned staff reductions. The total cost of this program was $112 million, of which $45 million was charged to IDA. At December 31, 1997, $74 million ($64 million--June 30, 1997) has been charged against the accrual of $112 million. This accrual included costs associated with job search assistance, training, outplacement consulting, pension plan contributions, medical insurance contributions and related tax allowances.

    In March 1997 the Executive Directors approved a multiyear program of institutional renewal to improve IBRD's and IDA's business processes, products and services, strengthen their human resources through more skilled and better trained staff, and achieve a higher level of development effectiveness. Implementation of this program is expected to result in costs associated with staff reductions during the fiscal years 1997 through 1999. At December 31, 1997, 161 staff had been identified for separation at a cost of $27 million. Included in the total charge of $27 million are costs associated with outplacement consulting, job search assistance, training, medical insurance plan contributions and related tax allowances. Of the total cumulative charge of $27 million, $11 million has been charged to IDA. Of the total fiscal year to date charge of $17 million, $4 million and $7 million have been charged to IDA for the three and six months ended December 31, 1997, respectively, consistent with normal cost apportionment procedures applied in the calculation of the management fee.

    Administrative Expenses for the three and six months ended December 31, 1997 are net of IDA management fee charges of $99 million and $199 million, respectively, compared to $122 million and $244 million for the respective fiscal year 1997 periods. For the three and six months ended December 31, 1997, Administrative Expenses are also net of charges to reimbursable programs of $26 million and $52 million, respectively, compared to $37 million and $52 million for the respective fiscal year 1997 periods. Included in the amounts charged to reimbursable programs are allocated charges to IFC of $3 million and $7 million, respectively, compared to $6 million and $12 million for the respective fiscal year 1997 periods

44 IBRD Financial Statements
-----------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)

-----------------------------------------------------------------------------

and allocated charges to MIGA of $0.2 million and $0.4 million, respectively, compared to $0.2 million and $0.4 million for the respective fiscal year 1997 periods.

    Contributions to special programs represent grants for agricultural research, the control of onchocerciasis, and other developmental activities.

Note H--Trust Funds

    IBRD, alone or jointly with IDA, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses which include the cofinancing of IBRD lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of IBRD. The distribution of trust fund assets by executing agent at December 31, 1997 and June 30, 1997 is as follows:

          --------------------------------------------------------------------------------------------------
                                                             DECEMBER 31                   JUNE 30
                                                      --------------------------  --------------------------
                                                          TOTAL       NUMBER OF       TOTAL
                                                        FIDUCIARY       TRUST       FIDUCIARY     NUMBER OF
                                                         ASSETS         FUND         ASSETS      TRUST FUND
                                                      (IN MILLIONS)   ACCOUNTS    (IN MILLIONS)   ACCOUNTS
                                                     -------------  -----------  -------------  -----------
          IBRD executed.............................    $     412         1,337     $     552         1,622
          Recipient executed........................        1,557         1,173         1,513         1,236
                                                           ------         -----        ------         -----
          Total.....................................    $   1,969         2,510     $   2,065         2,858
                                                           ------         -----        ------         -----
                                                           ------         -----        ------         -----
          -------------------------------------------------------------------------------------------------

    The responsibilities of IBRD under these arrangements vary and range from services normally provided under its own lending projects to full project implementation including procurement of goods and services. During the three and six months ended December 31, 1997, IBRD received $4 million and $8 million, respectively, compared to $4 million and $8 million for the respective fiscal year 1997 periods as fees for administering trust funds. These fees have been recorded as a reduction of Administrative Expenses.

Note I--Staff Retirement Plan

    IBRD has a defined benefit retirement plan (the Plan) covering substantially all of its staff. The Plan also covers substantially all the staff of IFC and MIGA. Under the Plan, benefits are based on the years of contributory service and the highest three-year average of pensionable remuneration as defined in the Plan, with the staff contributing a fixed percentage of pensionable remuneration, and IBRD contributing the remainder of the actuarially-determined cost of future Plan benefits. The actuarial present values of Plan obligations throughout the fiscal year are determined at the beginning of the fiscal year by the Plan's actuary. All contributions to the Plan and all other assets and income held for the purposes of the Plan are held by IBRD separately from the other assets and income of IBRD, IDA, IFC and MIGA and can be used only for the benefit of the participants in the Plan and their beneficiaries, until all liabilities to them have been paid or provided for. Plan assets consist primarily of equity and fixed income securities, with smaller holdings of cash, real estate and other investments.

                                                 IBRD Financial Statements 45
-----------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS

-----------------------------------------------------------------------------


    Net periodic pension income for IBRD participants for the six months ended December 31, 1997 consisted of the following components:


          IN MILLIONS
          -------------------------------------------------------------------------------------------------
                                                                                               DECEMBER 31
                                                                                              -------------
          Service cost--benefits earned during the period.................................    $      92
          Interest cost on projected benefit obligation...................................          178
          Actual return on plan assets....................................................         (222)
          Net amortization and deferral...................................................         (200)
                                                                                                  -----
          Net periodic pension income.....................................................    $    (152)
                                                                                                  -----
                                                                                                  -----
          -------------------------------------------------------------------------------------------------

    The portion of this pension income related to IBRD that has been included in Administrative Expense for the three and six months ended December 31, 1997 is $46 million and $91 million, respectively. The balance has been included as a reduction to the management fee charged to IDA. IBRD had not charged any pension expense, nor recognized any pension income, for the three and six months ended December 31, 1996 because management was awaiting the completion of a review of the pension expense accrual methodology. This re-evaluation was completed in March 1997 at which time IBRD recorded pension income of $49 million for the nine months ended March 31, 1997. The management fee for the nine months ended March 31, 1997 was reduced by $28 million for pension income allocated to IDA upon completion of this re-evaluation.

46 IBRD Financial Statements
-----------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)

-----------------------------------------------------------------------------

    The following table sets forth the Plan's funded status at December 31, 1997 and June 30, 1997:


IN MILLIONS
----------------------------------------------------------------------------------------------------------
                                                                                  DECEMBER 31    JUNE 30
                                                                                  ------------  ---------
Actuarial present value of benefit obligations
  Accumulated benefit obligation
    Vested......................................................................   $   (3,898)  $  (3,760)
    Nonvested...................................................................          (51)        (49)
                                                                                  ------------  ---------
      Subtotal..................................................................       (3,949)     (3,809)
  Effect of projected compensation levels.......................................       (1,891)     (1,783)
                                                                                  ------------  ---------
    Projected benefit obligation................................................       (5,840)     (5,592)

Plan assets at fair value.......................................................        8,876       8,698
                                                                                  ------------  ---------
Plan assets in excess of projected benefit obligation...........................        3,036       3,106
Remaining unrecognized net transition asset.....................................          (72)        (78)
Unrecognized prior service cost.................................................           62          66


Unrecognized net gain from past experience different from that
  assumed and from changes in assumptions.......................................        (2,635)    (2,881)
                                                                                  ------------  ---------
Prepaid pension cost............................................................   $      391   $     213
                                                                                  ------------  ---------
                                                                                  ------------  ---------
----------------------------------------------------------------------------------------------------------


    Of the $391 million prepaid at December 31, 1997 ($213 million--June 30,
1997), $203 million is attributable to IBRD ($112 million--June 30, 1997) and is included in Miscellaneous Assets on the balance sheet. The remainder has been attributed to IDA, IFC and MIGA.

    The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5 percent (7.5 percent--June 30, 1997). The effect of projected compensation levels was calculated based on a scale that provides for a decreasing rate of salary increase depending on age, beginning with 11.0 percent (11.0 percent--June 30, 1997) at age 20 and decreasing to 5.5 percent (5.5 percent--June 30,
1997) at age 64. The expected long-term rate of return on assets was 9 percent (9 percent--June 30, 1997).

Note J--Retired Staff Benefits Plan

    IBRD has a Retired Staff Benefits Plan (RSBP) that provides certain health care and life insurance benefits to retirees. All staff who are enrolled in the insurance programs while in active service and who meet certain requirements are eligible for benefits when they reach early or normal retirement age while working for IBRD. The RSBP also covers the staff of IFC and MIGA.

    Retirees contribute a level amount toward life insurance based on the amount of coverage. Retiree contributions toward health care are based on length of service and age at retirement. IBRD annually contributes the remainder of the actuarially-determined cost for future benefits. The actuarial present values of RSBP obligations throughout the fiscal year are determined at the beginning of the fiscal year by the RSBP's actuary. All contributions to the RSBP and all other assets and income held for purposes of the RSBP are held by IBRD separately and are not included in the assets and income of IBRD, IDA, IFC, and MIGA and are to be used to meet the benefits described in the RSBP. RSBP assets consist primarily of fixed income and equity securities.

                                                 IBRD Financial Statements 47
-----------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS

-----------------------------------------------------------------------------

    Net periodic postretirement benefits cost for IBRD participants for the six months ended December 31, 1997 and December 31, 1996 consisted of the following components:


IN MILLIONS
------------------------------------------------------------------------------------------------------------------------
                                                                                                         1997      1996
                                                                                                         -----     -----
Service cost--benefits earned during the period.....................................................     $  12     $  19
Interest cost on accumulated postretirement benefit obligation......................................        25        24
Actual return on plan assets........................................................................       (36)      (70)
Net amortization and deferral.......................................................................        (8)       39
                                                                                                           ---       ---
Net periodic postretirement benefits (income) cost..................................................     $  (7)    $  12
                                                                                                           ---       ---
                                                                                                           ---       ---
------------------------------------------------------------------------------------------------------------------------

    The portion of this (income)/cost that relates to IBRD and is included in Administrative Expenses for the three and six months ended December 31, 1997 is $2 million and $4 million, respectively, compared to $4 million and $8 million for the respective fiscal year 1997 periods. The balance has been included in the management fee charged to IDA.

    The following table sets forth the RSBP's funded status at December 31, 1997 and June 30, 1997:



IN MILLIONS
----------------------------------------------------------------------------------------------------------------------
                                                                                             DECEMBER 31     JUNE 30
                                                                                            -------------  -----------
Accumulated postretirement benefit obligation
  Retirees................................................................................    $    (335)    $    (320)
  Fully eligible active plan participants.................................................         (148)         (142)
  Other active plan participants..........................................................         (290)         (277)
                                                                                                  -----         -----
                                                                                                   (773)         (739)
Plan assets at fair value.................................................................        1,225         1,177
                                                                                                  -----         -----
Plan assets in excess of accumulated postretirement benefit obligation....................          452           438
Unrecognized prior service costs..........................................................           (9)          (10)
Unrecognized net loss from past experience different from that assumed and from changes in
  assumptions.............................................................................          (93)          (99)
                                                                                                  -----         -----
Prepaid postretirement benefit (income) cost..............................................    $    (350)    $     329
                                                                                                  -----         -----
                                                                                                  -----         -----
----------------------------------------------------------------------------------------------------------------------

    Of the $350 million prepaid at December 31, 1997 ($329 million--June 30,
1997), $306 million is attributable to IBRD ($296 million--June 30, 1997) and is included in Miscellaneous Assets on the balance sheet. The remainder has been attributed to IDA, IFC and MIGA.

48 IBRD Financial Statements
-----------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)

-----------------------------------------------------------------------------

    For December 31, 1997, the accumulated plan benefit obligation (APBO) was determined using health care cost trend rates of 13.7 percent to 10.8 percent, decreasing gradually to 5.5 percent in 2009 and thereafter. The health care cost trend rates used for June 30, 1997 were 13.7 percent to 10.8 percent decreasing gradually to 5.5 percent in 2009 and thereafter.

    The health care cost trend rates assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point would increase the APBO at December 31, 1997 by $145 million and the net periodic postretirement benefit cost for the six months then ended by $9 million.

    The weighted average discount rate used in determining the APBO was 7.5 percent (7.5 percent--June 30, 1997). The expected long-term rate of return on plan assets was 9 percent (7.5 percent--June 30, 1997).

                                                   IBRD Financial Statements 49
-------------------------------------------------------------------------------

Report of Independent Accountants

-------------------------------------------------------------------------------

                                 [LETTERHEAD]



President and Board of Governors
International Bank for Reconstruction and Development

We have reviewed the accompanying balance sheet of the International Bank for Reconstruction and Development (IBRD), including the summary statement of loans and the statement of subscriptions to capital stock and voting power, as of December 31, 1997, and the related statements of income, changes in retained earnings, changes in cumulative translation adjustment, and cash flows for the three-month and six-month periods then ended. These financial statements are the responsibility of IBRD's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants and International Standards on Auditing. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America or with International Standards on Auditing, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such financial statements for them to be in conformity with accounting principles generally accepted in the United States of America and with International Accounting Standards.

The balance sheet as of June 30, 1997 was audited by other auditors whose report dated July 28, 1997, expressed an unqualified opinion on the financial statements from which such balance sheet was derived.

/s/ Deloitte Touche Tohmatsu (International Firm)

February 10, 1998

FEBRUARY 13, 1998                          INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT                      ACT RPT 025
03:32:56                                                LIABILITIES MANAGEMENT SYSTEM                                  Page 1

                                                     SEC REPORT ON CHANGES IN BORROWINGS
                                              NEW BORROWINGS (MLT) 01-OCT-1997 thru 31-DEC-1997

SOURCE : PUBLIC

DESCRIPTION                                ISSUE #     CURRENCY       TRANCHE        BOND AMOUNT     US$ EQUIVALENT  SETTLEMENT DATE
---------------------------------------  -----------  -----------  -------------  -----------------  --------------  ---------------
Swiss francs
------------
Reopening CHF 100 million 2.5% notes,
  due 12/28/2001.......................         246          CHF             2          100,000,000     67,654,421   28-OCT-1997

Deutsche mark
-------------
DEM 100 MILLION STEP-UP CALLABLE 5 YR
  NOTES DUE 30 DEC 2002................          47          DEM             1          100,000,000     56,390,447   30-DEC-1997
DEM 500 million 5.0% 5-year notes due
  12/30/2002...........................         633          DEM             1          500,000,000    280,347,631   12-DEC-1997
                                                                                                       -----------
** Total By Currency...................                                                                336,738,078
                                                                                                       -----------
Hong Kong dollars
-----------------
HKD 500 Million 7.07% Notes, due
  October 8, 2002......................         618          HKD             1          500,000,000     64,632,885   08-OCT-1997

Italian lire
------------
ITL 500 BILLION EQUITY LINKED NOTES
  MATURING 2002........................          28          ITL             1      500,000,000,000    287,650,585   23-OCT-1997
ITL 300 BIL CALLABLE FLOATING/FIXED
  BOND DUE OCT. 16, 2007...............          40          ITL             1      300,000,000,000    174,637,917   16-OCT-1997
ITL EQUITY LINKED BONDS DUE OCTOBER 28,
  2002.................................          42          ITL             1      150,000,000,000     86,250,518   28-OCT-1997
ITL 150 BIL Fixed/Reverse Floater Bonds
  due 2007.............................          43          ITL             1      150,000,000,000     87,890,968   31-OCT-1997
ITL FIXED/REVERSE FLOATER BONDS DUE
  OCTOBER 31, 2007.....................          43          ITL             2      100,000,000,000     58,593,979   31-OCT-1997
ITL FIXED/REVERSE FLOATER BONDS DUE
  OCTOBER 31, 2007.....................          43          ITL             3      100,000,000,000     58,593,979   31-OCT-1997
ITL 50 BILLION(fixed/reverse-floater
  bonds)...............................          43          ITL             4       50,000,000,000     29,296,989   31-OCT-1997

    FEBRUARY 13, 1998 INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
ACT      RPT      025 03:32:56 LIABILITIES MANAGEMENT SYSTEM Page 2

FEBRUARY 13, 1998                          INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT                      ACT RPT 025
03:32:56                                                LIABILITIES MANAGEMENT SYSTEM                                  Page 2

                                                     SEC REPORT ON CHANGES IN BORROWINGS
                                              NEW BORROWINGS (MLT) 01-OCT-1997 thru 31-DEC-1997

SOURCE : PUBLIC

             DESCRIPTION                  ISSUE #     CURRENCY       TRANCHE        BOND AMOUNT     US$ EQUIVALENT   SETTLEMENT DATE
--------------------------------------  -----------  -----------  -------------  -----------------  ---------------  ---------------
ITL 200 BILLION FIXED REVERSE FLOATER
  BONDS DUE DEC 18, 2007.................          45          ITL             1      200,000,000,000      114,502,287  18-DEC-1997
ITL fixed/reverse floater Bonds due
  Dec. 18, 2007..........................          45          ITL             2      100,000,000,000       57,251,144  18-DEC-1997
ITL 200 BILLION FIXED/REVERSE FLOATER
  (DUE DEC. 18, 2007)....................          45          ITL             3      100,000,000,000       57,251,144  18-DEC-1997
Reop. ITL StepDown Notes from ITL 1
  tr. to ITL 1.25 tr.....................         606          ITL             2      250,000,000,000      145,055,353  08-OCT-1997
ITL 200 billion FRNs, due October 2,
  2000...................................         619          ITL             1      200,000,000,000      115,848,007  02-OCT-1997
ITL 300 billion 5% bonds due October
  16, 2000...............................         620          ITL             1      300,000,000,000      174,637,917  16-OCT-1997
                                                                                                      -------------
** Total By Currency.....................                                                                1,447,460,787
                                                                                                      -------------
Japanese yen
------------
JPY 10 bill 3.50% JPY/USD dual
  currency notes due 10/30/01............         627          JPY             1       10,000,000,000       83,263,947  30-OCT-1997

New Zealand dollars
-------------------
NZD 100 million 6.75% Euronotes, due
  October 29, 1999.......................         624          NZD             1          100,000,000       62,325,100  29-OCT-1997
NZD 50 Million 6.5% Notes due
  11/20/2000.............................         626          NZD             1           50,000,000       31,250,000  12-NOV-1997
                                                                                                      -------------
** Total By Currency.....................                                                                   93,575,100
                                                                                                      -------------
Polish Zlotys
-------------
PLZ 50 million 19.5% Euronotes of
  1997, due June 17, 1999................         591          PLN             2           50,000,000       14,609,204  06-OCT-1997
PLN 100 million 20% notes due November 6,
  1999...................................         621          PLN             1          100,000,000       29,112,082  06-NOV-1997

FEBRUARY 13, 1998                          INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT                      ACT RPT 025
03:32:56                                                LIABILITIES MANAGEMENT SYSTEM                                  Page 3

                                                     SEC REPORT ON CHANGES IN BORROWINGS
                                              NEW BORROWINGS (MLT) 01-OCT-1997 thru 31-DEC-1997

SOURCE : PUBLIC

               DESCRIPTION                  ISSUE #    CURRENCY       TRANCHE      BOND AMOUNT    US$ EQUIVALENT   SETTLEMENT DATE
-----------------------------------------  ---------  -----------  ------------  ---------------  ---------------  ---------------
                                                                                                  ---------------
** Total By Currency.....................                                                             43,721,286
                                                                                                  ---------------
United States dollars
---------------------
USD 100 MILLION 10NC1 BOND DUE OCTOBER
  15, 2007...............................         41       USD             1        100,000,000      100,000,000   15-OCT-1997
US$50 MILLION 7.18%, 1 yr. CALLABLE DUE
  OCTOBER 15, 2007.......................         41       USD             2         50,000,000       50,000,000   15-OCT-1997
USD 100 million 10nc1 Bond due November
  14, 2007...............................         44       USD             1        100,000,000      100,000,000   14-NOV-1997
USD 30 million 6.015% Notes due November
  10, 2002...............................        625       USD             1         30,000,000       30,000,000   10-NOV-1997
USD 25 million 5.45% Notes due December
  12, 2001...............................        629       USD             1         25,000,000       25,000,000   25-NOV-1997
USD 10 million 6% Notes due November 18,
  2004...................................        632       USD             1         10,000,000       10,000,000   18-NOV-1997
USD 10 Million 6.0% Notes of 1997, due
  November 18, 2004......................        632       USD             2         10,000,000       10,000,000   01-DEC-1997
USD 20 million 5.30% Notes due December
  19, 2001...............................        635       USD             1         20,000,000       20,000,000   15-DEC-1997
USD 300 million 6% Notes due December 4,
  2002...................................        636       USD             1        300,000,000      300,000,000   04-DEC-1997
USD 200 million 6.0% Notes due December
  4, 2002................................        636       USD             2        200,000,000      200,000,000   04-DEC-1997
USD 20 million 5.95% Notes due December
  13, 2004...............................        639       USD             1         20,000,000       20,000,000   11-DEC-1997
USD 750 Million 6.125% Euronotes of 1997,
  due Dec. 19, 2007......................        641       USD             1        750,000,000      750,000,000   19-DEC-1997
                                                                                                 ---------------
** Total By Currency.....................                                                          1,615,000,000
                                                                                                 ---------------
South African Rand
------------------
ZAR 150 million Reopening of Step-Down
  5-Year Notes,9/4/2002..................        610       ZAR             2        150,000,000       31,938,678   23-OCT-1997
ZAR 2 billion zero coupon notes, due
  December 29, 2017......................        623       ZAR             1      2,000,000,000      413,393,960   30-OCT-1997
ZAR 1 billion Zero coupon Euronotes, due
  December 29, 2017......................        623       ZAR             2      1,000,000,000      206,696,980   30-OCT-1997


FEBRUARY 13, 1998                          INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT                      ACT RPT 025
03:32:56                                                LIABILITIES MANAGEMENT SYSTEM                                  Page 4

                                                     SEC REPORT ON CHANGES IN BORROWINGS
                                              NEW BORROWINGS (MLT) 01-OCT-1997 thru 31-DEC-1997

SOURCE : PUBLIC

            DESCRIPTION                ISSUE #     CURRENCY       TRANCHE       BOND AMOUNT    US$ EQUIVALENT   SETTLEMENT DATE
-----------------------------------  -----------  -----------  -------------  ---------------  ---------------  ---------------
ZAR 100 million 14.125% 5-year
  notes due 12/17/1997.............         637          ZAR               1      100,000,000       20,443,627  17-DEC-1997
ZAR 2 billion zero coupon 31-year
  notes due 12/29/2028.............         638          ZAR               1    2,000,000,000      411,395,660  29-DEC-1997
ZAR 1 billion 31-year zero coupon
  notes due 12/29/2028.............         638          ZAR               2    1,000,000,000      205,697,830  29-DEC-1997
                                                                                               ---------------
** Total By Currency...............                                                              1,289,566,735
                                                                                               ---------------
                                                                                               ---------------
** Total By Source.................                                                              5,041,613,239
                                                                                               ---------------

FEBRUARY 13, 1998                          INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT                      ACT RPT 025
03:32:56                                                LIABILITIES MANAGEMENT SYSTEM                                  Page 4

                                                     SEC REPORT ON CHANGES IN BORROWINGS
                                              NEW BORROWINGS (MLT) 01-OCT-1997 thru 31-DEC-1997

SOURCE : PRIVATE

                DESCRIPTION                    ISSUE #     CURRENCY       TRANCHE      BOND AMOUNT   US$ EQUIVALENT  SETTLEMENT DATE
-------------------------------------------  -----------  -----------  -------------  -------------  --------------  ---------------
Hong Kong dollars
-----------------
HKD 350 million 10% p.a.(pay s.a.)Notes,
  due 12/19/2000...........................         628          HKD             1      350,000,000     45,167,118   19-DEC-1997

FEBRUARY 13, 1998                          INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT                      ACT RPT 025
03:32:56                                                LIABILITIES MANAGEMENT SYSTEM                                  Page 6

                                                     SEC REPORT ON CHANGES IN BORROWINGS
                                              NEW BORROWINGS (MLT) 01-OCT-1997 thru 31-DEC-1997

SOURCE : LOANS

               DESCRIPTION                   ISSUE #     CURRENCY       TRANCHE       BOND AMOUNT    US$ EQUIVALENT  SETTLEMENT DATE
-----------------------------------------  -----------  -----------  -------------  ---------------  --------------  ---------------
Japanese yen
------------
JPY 1 BILLION MULTI-UP CALLABLE
  LOAN,11/25/98,DUE 11/26/2007...........         221          JPY             1      1,000,000,000      7,936,508   25-NOV-1997

FEBRUARY 13, 1998                          INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT                      ACT RPT 025
03:32:56                                                LIABILITIES MANAGEMENT SYSTEM                                  Page 7

                                                     SEC REPORT ON CHANGES IN BORROWINGS
                                              MATURED BORROWINGS (MLT) 01-OCT-1997 thru 31-DEC-1997

SOURCE : OFFICIAL

                  DESCRIPTION                 ISSUE #    CURRENCY   TRANCHE    REDEMPTION AMOUNT   US$ EQUIVALENT  REDEMPTION DATE
-------------------------------------------  ----------  --------  ----------  ------------------  --------------  ---------------
Japanese yen
------------
5.60% JPY Bonds of 1987, due Dec. 17, 1997      149         JPY         1         15,000,000,000      114,285,714    17-DEC-1997


*   Indicates Partial Maturity

FEBRUARY 13, 1998                          INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT                      ACT RPT 025
03:32:56                                                LIABILITIES MANAGEMENT SYSTEM                                  Page 8

                                                     SEC REPORT ON CHANGES IN BORROWINGS
                                              MATURED BORROWINGS (MLT) 01-OCT-1997 thru 31-DEC-1997

SOURCE : PUBLIC

                  DESCRIPTION                 ISSUE #    CURRENCY   TRANCHE    REDEMPTION AMOUNT   US$ EQUIVALENT  REDEMPTION DATE
-------------------------------------------  ----------  --------  ----------  ------------------  --------------  ---------------
Canadian dollars
----------------
DEM Libor-Linked Inverse CAD FRNs
  due 10/23/97............................       33         CAD         1          81,400,000        58,514,844      23-OCT-1997

Swiss francs
------------
5.25% SwF Bonds of 1987, due
  December 10, 1997.......................        202       CHF         2         100,000,000        68,941,744      10-DEC-1997

Italian lire
------------
10.625% ITL 300 BILLION BONDS OF 1994,
  DUE NOVEMBER 25, 1997...................         24       ITL         1     300,000,000,000       174,929,154      25-NOV-1997

Japanese yen
------------
5.625% JPY Bonds of 1987, due Nov. 27, 1997
  (3rd Offering A)........................        146       JPY         1      49,770,000,000       389,741,582      27-NOV-1997

4.5% JPY Global Bonds OF 1992, Due 12/22/97       206       JPY         1     225,000,000,000     1,766,091,052      22-DEC-1997
                                                                                                ---------------
** Total By Currency                                                                              2,155,832,634
                                                                                                ---------------
Netherlands guilders
--------------------
7% f. Bonds of 1987, due 1997.............         89       NLG         1         300,000,000       150,897,842      01-DEC-1997
7-5/8% NLG Bond of 1992, due 1997.........         95       NLG         1         750,000,000       379,727,609      15-OCT-1997


*   Indicates Partial Maturity

FEBRUARY 13, 1998                          INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT                      ACT RPT 025
03:32:56                                                LIABILITIES MANAGEMENT SYSTEM                                  Page 9

                                                     SEC REPORT ON CHANGES IN BORROWINGS
                                            MATURED BORROWINGS (MLT) 01-OCT-1997 thru 31-DEC-1997

SOURCE : PUBLIC

                  DESCRIPTION                 ISSUE #    CURRENCY   TRANCHE    REDEMPTION AMOUNT   US$ EQUIVALENT  REDEMPTION DATE
-------------------------------------------  ----------  --------  ----------  ------------------  --------------  ---------------
                                                                                                   --------------
** Total By Currency................                                                                  530,625,451
                                                                                                   --------------
United States dollars
-----------------------
9.875% US$ Notes of 1987, due
  1997..............................         214          USD             1          693,250,000      693,250,000     01-OCT-1997
Inverse USD FRNs of 1992, due
  10/1/97...........................         252          USD             1           28,000,000       28,000,000     01-OCT-1997
DEM LIBOR Inverse Floating Rate USD
  Notes due Nov. 1997...............         253          USD             1           50,000,000       50,000,000     20-NOV-1997
Sterling LIBOR-linked USD Notes of
  93, due 10/15/97..................         263          USD             1           25,000,000       25,000,000     15-OCT-1997
                                                                                                   --------------
** Total By Currency................                                                                  796,250,000
                                                                                                   --------------
                                                                                                   --------------
** Total By Source..................                                                                3,785,093,827
                                                                                                   --------------


*   Indicates Partial Maturity

FEBRUARY 13, 1998                          INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT                      ACT RPT 025
03:32:56                                                LIABILITIES MANAGEMENT SYSTEM                                  Page 10

                                                     SEC REPORT ON CHANGES IN BORROWINGS
                                            MATURED BORROWINGS (MLT) 01-OCT-1997 thru 31-DEC-1997

SOURCE : Private

                  DESCRIPTION                 ISSUE #    CURRENCY   TRANCHE    REDEMPTION AMOUNT   US$ EQUIVALENT  REDEMPTION DATE
-------------------------------------------  ----------  --------  ----------  ------------------  --------------  ---------------
Netherlands guilders
--------------------
7.25% NLG Private Placement of '85,
  Due 1991-2000......................          75          NLG             1     20,000,000          10,126,070      15-OCT-1997 *

United States dollars
---------------------
Zero-coupon US$ Bonds of 1987, due
  2037/38............................         215          USD             1      5,700,000           5,700,000      17-NOV-1997
Zero-coupon US$ Bonds of 1987, due
  2037/38............................         215          USD             5      2,400,000           2,400,000      09-DEC-1997
Zero-coupon US$ Bonds of 1987, due
  2037/38............................         215          USD             6      5,850,000           5,850,000      28-NOV-1997
                                                                                                  -------------
** Total By Currency.................                                                                13,950,000
                                                                                                  -------------
                                                                                                  -------------
** Total By Source...................                                                                24,076,070
                                                                                                  -------------



*   Indicates Partial Maturity



FEBRUARY 13, 1998                        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT                        ACT RPT 025
03:32:56                                             LIABILITIES MANAGEMENT SYSTEM                                    Page 11

                                                 SEC REPORT ON CHANGES IN BORROWINGS
                                      MATURED BORROWINGS (MLT) 01-OCT-1997 thru 31-DEC-1997

SOURCE  :  LOANS


             DESCRIPTION                 ISSUE #     CURRENCY       TRANCHE      REDEMPTION AMOUNT   US$ EQUIVALENT
-------------------------------------  -----------  -----------  -------------  -------------------  --------------
Japanese yen
5.80% JPY Loan of 1987, due
  1995/2000..........................         124          JPY             1         3,600,000,000      28,257,457
JAPANESE YEN LOAN OF 1987, DUE
  1994-1999 (Ref. #29)...............         129          JPY             1         2,700,000,000      21,193,093
JAPANESE YEN LOAN OF 1987, DUE
  1994-1999 (REF #29)................         129          JPY             2         3,600,000,000      28,257,457
JAPANESE YEN LOAN OF 1987, DUE
  1994-1999..........................         130          JPY             1         5,000,000,000      39,840,637
JAPANESE YEN LOAN OF 1987, DUE
  1995-2000..........................         132          JPY             1         2,700,000,000      22,258,862
JAPANESE YEN LOAN OF 1987, DUE
  1993-1998..........................         134          JPY             1         6,300,000,000      51,681,706
                                                                           -
                                                                                                     --------------
** Total By Currency.................                                                                  191,489,212
                                                                                                     --------------

                                                                                                     --------------
** Total By Source...................                                                                  191,489,212
                                                                                                     --------------



  REDEMPTION DATE
  ----------------


    22-DEC-1997 *

    22-DEC-1997 *

    22-DEC-1997 *

    20-NOV-1997 *

    17-OCT-1997 *

    09-OCT-1997 *





------------------------

*   Indicates Partial Maturity



FEBRUARY 13, 1998                        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT                        ACT RPT 025
03:32:56                                             LIABILITIES MANAGEMENT SYSTEM                                    Page 12

                                                 SEC Report On Changes in Borrowings
                                      MATURED BORROWINGS (COLTS) 01-OCT-1997 thru 31-DEC-1997

SOURCE  :  PUBLIC


DESCRIPTION                     ISSUE #    CURRENCY    TRANCHE    REDEMPTION AMOUNT    US$ EQUIVALENT    REDEMPTION DATE
----------------------------    -------    --------    -------    -----------------    --------------    ---------------

United States dollars
---------------------

10.2% COLTS DUE 06-OCT-1997        142        USD          1           4,000,000          4,000,000         06-OCT-1997
10.4% COLTS DUE 16-OCT-1997        145        USD          1           1,500,000          1,500,000         16-OCT-1997
9.8% COLTS DUE 30-OCT-1997         148        USD          1           1,000,000          1,000,000         30-OCT-1997
9.8% COLTS DUE 31-OCT-1997         156        USD          1           2,000,000          2,000,000         31-OCT-1997
9.8% COLTS DUE 31-OCT-1997         157        USD          1           1,000,000          1,000,000         31-OCT-1997
8.375% COLTS DUE 15-NOV-1997       160        USD          1           2,000,000          2,000,000         15-NOV-1997
10% COLTS DUE 10-NOV-1997          168        USD          1           1,850,000          1,850,000         10-NOV-1997
9.6% COLTS DUE 18-NOV-1997         179        USD          1          12,500,000         12,500,000         18-NOV-1997
9.43% COLTS DUE 01-DEC-1997        187        USD          1             200,000            200,000         01-DEC-1997
9.61% COLTS DUE 03-DEC-1997        190        USD          1           6,000,000          6,000,000         03-DEC-1997
7.05% COLTS DUE 15-DEC-1997        300        USD          1           3,000,000          3,000,000         15-DEC-1997
0% COLTS DUE 14-NOV-1997          1066        USD          1             643,000            643,000         14-NOV-1997
0% COLTS DUE 17-NOV-1997          1112        USD          1           1,000,000          1,000,000         17-NOV-1997
8.42% COLTS DUE 31-OCT-1997       1180        USD          1           2,000,000          2,000,000         31-OCT-1997
8.25% COLTS DUE 15-OCT-1997       1327        USD          1           2,250,000          2,250,000         15-OCT-1997
0% COLTS DUE 31-DEC-1997          1341        USD          1              60,000             60,000         31-DEC-1997
9.14% COLTS DUE 15-OCT-1997       1467        USD          1             200,000            200,000         15-OCT-1997
8.91% COLTS DUE 27-OCT-1997       1471        USD          1              50,000             50,000         27-OCT-1997
8.93% COLTS DUE 07-NOV-1997       1474        USD          1              25,000             25,000         07-NOV-1997
8.87% COLTS DUE 10-NOV-1997       1475        USD          1           1,000,000          1,000,000         10-NOV-1997
8.73% COLTS DUE 21-NOV-1997       1478        USD          1           1,000,000          1,000,000         21-NOV-1997
8.33% COLTS DUE 29-DEC-1997       1488        USD          1              25,000             25,000         29-DEC-1997
8.32% COLTS DUE 31-DEC-1997       1491        USD          1             150,000            150,000         31-DEC-1997
                                                                                       --------------
** Total By Currency                                                                     43,453,000
                                                                                       --------------

                                                                                       --------------
** Total By Source                                                                       43,453,000
                                                                                       --------------


FEBRUARY 13, 1998                        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT                        ACT RPT 025
03:32:56                                             LIABILITIES MANAGEMENT SYSTEM                                    Page 13

                                                 SEC Report On Changes in Borrowings
                                        PREPAYMENT ADVICES (MLT) 01-OCT-1997 thru 31-DEC-1997

SOURCE; Public

             DESCRIPTION                  ISSUE #   CURRENCY       TRANCHE     PREPAYMENT AMOUNT   US$ EQUIVALENT  PREPAYMENT DATE
-------------------------------------    --------  -----------  -------------  ------------------  --------------  ----------------
Australian dollars
-------------------
  Zero-Coupon Euro-Australian $
    Notes of 1995 due Oct 18, 1999.....      16        AUD             1          132,000,000       95,436,000       09-OCT-1997
Pounds sterling
---------------
  GBP 350 million Zero-coupon Notes,
    due July 17, 2000..................      31        GBP             1           70,000,000      113,561,000       09-OCT-1997

Italian lire
-------------[caad 214]
  10.6 PERCENT CALLABLE NOTES DUE

    1998...............................       3        ITL             1      150,000,000,000       89,639,470       13-NOV-1997
  ITL 1 trillion zero-coupon notes, due
    February 1, 2007...................      25        ITL             1       40,000,000,000       23,227,320       15-OCT-1997
  ITL 800 billion 6.5% notes due on
    March 4, 2004......................      26        ITL             1       35,775,000,000       21,116,036       07-NOV-1997
                                                                                                   -----------
** Total By Currency...................                                                            133,982,826
                                                                                                   -----------

United States dollars
  USD 100 MILLION STEP-UP CALLABLE
    NOTES DUE NOV 1999.................      26        USD             1          100,000,000      100,000,000       18-NOV-1997
  USD 20 Million Step Up Callable
    Notes, due November 1999...........      26        USD             2           20,000,000       20,000,000       18-NOV-1997
                                                                                                   -----------
** Total By Currency...................                                                            120,000,000
                                                                                                   -----------

                                                                                                   -----------
** Total By Source.....................                                                            462,979,826
                                                                                                   -----------


FEBRUARY 13, 1998                        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT                        ACT RPT 025
03:32:56                                             LIABILITIES MANAGEMENT SYSTEM                                    Page 14

                                                 SEC Report On Changes in Borrowings
                                        PREPAYMENT ADVICES (MLT) 01-OCT-1997 thru 31-DEC-1997

SOURCE: LOANS
             DESCRIPTION                 ISSUE #     CURRENCY       TRANCHE     PREPAYMENT AMOUNT   US$ EQUIVALENT  PREPAYMENT DATE
-------------------------------------  -----------  -----------  -------------  ------------------  --------------  ----------------
Japanese yen
  JPY 1 BILLION CALLABLE MULTI-UP
    LOAN.............................         219          JPY             1        1,000,000,000       8,324,315       21-OCT-1997